中信泰富有限公司

BY COURIER

RECEIVED

2006 JUL 24 P 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No. 82-5232

CITIC PACIFIC

06015422

SUPPL

Date : 20th July 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since June 22, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2684

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since June 22, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement regarding full payment of the non-operational funds due and owing to Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) by the former controlling shareholder of Daye *(only available in Chinese)*
   Date : June 26, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Return by a Company Purchasing its Own Shares
   Date : June 28, 2006
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Circular in connection with i) Connected and Discloseable Transactions regarding Sale of Dragonair Shares and Acquisition of Cathay Shares; and ii) Discloseable Transaction regarding Sale of Cathay Shares together with the Proxy Form
   Date : June 30, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Notice of Extraordinary General Meeting to be held on August 21, 2006
   Date : June 30, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Return of Allotments
   Date : July 5, 2006
   Entity Requiring Item : Hong Kong Companies Registry

6. Document : Monthly Return on Movement of Listed Equity Securities
   Date : July 6, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Announcement regarding Daye's expected profit increase for the six months ended June 30, 2006 *(only available in Chinese)*
   Date : July 14, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Announcement regarding Daye's expected profit increase for the six months ended June 30, 2006
   Date : July 14, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於原大股東及關聯方非經營性佔用公司資金問題全部解決的公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G冶特钢　　公告编号：2006-023

大冶特殊钢股份有限公司关于原大股东及关联方非经营性占用公司资金问题全部解决的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

截止 2006 年 5 月 31 日，公司原控股股东冶钢集团有限公司控股的关联方冶钢集团进出口公司非经营性占用公司资金余额为 9,170 万元。2006 年 6 月 26 日，公司收到冶钢集团进出口公司偿还的非经营性占用资金 9,170 万元。至此，公司已全部解决了原大股东及其关

联方非经营性占用公司资金问题。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006年6月26日

****

完

香港，二零零六年六月二十六日

公司註冊處
Companies Registry

Return by a Company Purchasing its Own Shares

(公司條例第 49G(1)條)
(Companies Ordinance s. 49G(1))

表格 Form **SC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited

2 公司根據《公司條例》第 49B 條購買的股份 Shares Purchased by the Company under section 49B of the Companies Ordinance

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share†	股份交付公司的日期 Date on which the Shares were Delivered to the Company (日 DD / 月 MM / 年 YYYY)	就每股所支付的最高價格 Maximum Price Paid for Each Share† (註 Note 5)	就每股所支付的最低價格 Minimum Price Paid for Each Share† (註 Note 5)
Shares	1,627,000	HK$0.40	19 June 2006	HK$22.00	HK$21.50

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 5) **3 公司就上述股份所支付的總款額 The Aggregate Amount Paid by the Company for the above Shares**

貨幣單位 Currency	款額 Amount
HK$	35,402,100

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

簽署 Signed :

姓名 Name : Secretary

~~董事 Director~~/秘書 Secretary *

日期 Date : 28 June, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower,
1 Tim Mei Avenue, Central,
Hong Kong

電話 Tel: 2820 2187 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
28-06-2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

(1) CONNECTED AND DISCLOSEABLE TRANSACTIONS
(i) SALE OF DRAGONAIR SHARES
(ii) ACQUISITION OF CATHAY SHARES

(2) DISCLOSEABLE TRANSACTION
SALE OF CATHAY SHARES

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

COMMERZBANK

Commerzbank AG Hong Kong Branch

A notice convening an extraordinary general meeting of CITIC Pacific Limited to be held on 21 August 2006 at 4:00 p.m. at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong is set out on pages 46 to 47 of this circular. Whether or not you are able to attend the meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

30 June 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Air China"	Air China Limited, a company incorporated in the PRC and whose H shares are listed on the Exchange as its primary listing venue and on the Official List of the UK Listing Authority as its secondary listing venue
"Air China H Shares"	H shares of RMB1.00 each in the capital of Air China
"associate(s)" or "connected person(s)"	have the meanings ascribed to them respectively under the Listing Rules
"Business Day"	a day (other than a Saturday or Sunday) on which banks are open for business in Hong Kong
"Cathay"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
"Cathay Board"	the board of directors of Cathay
"Cathay Shares"	ordinary shares of HK$0.20 each in the capital of Cathay
"Cathay Share Capital"	the issued share capital of Cathay from time to time
"CITIC Pacific" or "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
"CITIC Pacific Board" or "Board"	the board of CITIC Pacific Directors
"CITIC Pacific Directors" or "Directors"	the directors of CITIC Pacific
"CNAC Limited"	China National Aviation Company Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange

"Completion"	completion of the offer for Dragonair Shares, sale and purchase of Cathay Shares and subscription of Air China H Shares as referred to in this circular under the headings "Description of the Transaction – Sale of Dragonair Shares and Issue of new Cathay Shares", "Description of the Transaction – Sale of Cathay Shares" and "Description of the Transaction – Acquisition of Additional Air China H Shares" respectively
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong
"Dragonair Minority Shareholders"	each holder of Dragonair Shares other than SPAC, CITIC Pacific, CNAC Limited or Cathay, or any person who holds Dragonair Shares on their behalf, holding in aggregate 13,552,750 Dragonair Shares
"Dragonair Shares"	ordinary shares of HK$1.00 each in the capital of Dragonair
"EGM"	the extraordinary general meeting of CITIC Pacific to be held to seek approval of shareholders of CITIC Pacific referred to in this circular
"Exchange"	The Stock Exchange of Hong Kong Limited
"Executive"	the Executive Director of the Corporate Finance Division of the SFC
"Group"	the Company and its subsidiaries
"Independent Board Committee"	an independent committee of the Board, consisting of Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong, all being independent non-executive directors of the Company

"Independent Financial Adviser" or "Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee and the independent shareholders of the Company in the connected transactions relating to the Transaction
"Joint Announcement"	the joint announcement issued by Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC on 8 June 2006 regarding, *inter alia*, the Restructuring Agreement and the Transaction
"Last Trading Date"	2 June 2006, being the last trading date prior to the suspension of trading of Cathay, Air China, CNAC Limited, CITIC Pacific and SPAC on 5 June 2006
"Latest Practicable Date"	23 June 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules
"Operating Agreement"	the operating agreement dated 8 June 2006 between Air China and Cathay pursuant to which Air China and Cathay have agreed to co-operate in various operational areas
"Placing"	the sale by SPAC and CITIC Pacific of Cathay Shares on or before Completion as referred to in this circular under the heading "Description of the Transaction – Placing"
"PRC"	the People's Republic of China
"Restructuring Agreement"	the restructuring agreement dated 8 June 2006 between SPAC, CITIC Pacific, CNAC Limited, Air China and Cathay in relation to the Transaction

"SFC"	Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders Agreement"	the shareholders agreement dated 8 June 2006 between SPAC, CITIC Pacific, CNAC Limited and Air China regulating their relationship as shareholders of Cathay following implementation of the Transaction
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"SPAC"	Swire Pacific Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Transaction"	the restructuring of the shareholdings in Dragonair and Cathay, in each case in accordance with the terms of the Restructuring Agreement, but does not include the Placing and the acquisition by Cathay of additional Air China H Shares

(For the purpose of illustration only, the exchange rates of RMB1 to HK$0.96 and of US$1 to HK$7.8 are adopted.)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Norman Yuen Kee Tong *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Carl Yung Ming Jie *(Executive Director)*
Liu Jifu *(Executive Director)*
Leslie Chang Li Hsien *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Peter Kruyt#

* *Non-executive Director*
** *Independent non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

30 June 2006

To the shareholders of the Company,

Dear Sir or Madam,

(1) CONNECTED AND DISCLOSEABLE TRANSACTIONS
(i) SALE OF DRAGONAIR SHARES
(ii) ACQUISITION OF CATHAY SHARES

(2) DISCLOSEABLE TRANSACTION
SALE OF CATHAY SHARES

INTRODUCTION

Reference is made to the Joint Announcement dated 8 June 2006 regarding the Restructuring Agreement entered into by the Company with Air China, CNAC Limited, Cathay and SPAC on 8 June 2006 and the Transaction.

The purposes of this circular are:

(a) to provide you with further information relating to the Restructuring Agreement and the Transaction and other information required by the Listing Rules;

(b) to set out the letter of advice from the Independent Financial Adviser (i.e. Commerzbank) to the Independent Board Committee and the independent shareholders of the Company and the recommendation and opinion of the Independent Board Committee as advised by the Independent Financial Adviser in relation to the connected transactions relating to the Transaction; and

(c) to give you notice of the EGM to consider and, if thought fit, to approve the Restructuring Agreement and the Transaction.

DESCRIPTION OF THE TRANSACTION

On 8 June 2006, Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC entered into the Restructuring Agreement in relation to the restructuring of the parties' shareholdings in Cathay and Dragonair. If the Restructuring Agreement becomes unconditional, (1) Dragonair will become a wholly-owned subsidiary of Cathay, (2) Air China will become a substantial shareholder of Cathay and (3) Cathay will increase its shareholding in Air China.

The principal shareholdings in Cathay and Dragonair as at 8 June 2006 are as follows:

	Cathay	
	Number of shares	**% of shares**
SPAC	1,566,233,246	46.30%
CITIC Pacific	859,353,462	25.40%
Public	957,197,640	28.30%
Total	3,382,784,348	100.00%

	Dragonair	
	Number of shares	% of shares
SPAC	38,551,808	7.71%
Cathay	88,965,707	17.79%
CITIC Pacific	142,482,484	28.50%
CNAC Limited	216,447,251	43.29%
Dragonair Minority Shareholders	13,552,750	2.71%
Total	500,000,000	100.00%

Sale of Dragonair Shares and Issue of new Cathay Shares

Cathay has offered to acquire all the Dragonair Shares which it does not already own for a total consideration of HK$8.22 billion (based on a valuation of Dragonair of HK$10.00 billion or HK$20.00 per Dragonair Share) to be satisfied by a combination of the issue of 548,045,724 new Cathay Shares at an issue price of HK$13.50 per share and HK$0.82 billion in cash.

Each of SPAC, CITIC Pacific and CNAC Limited has accepted the offer from Cathay to acquire their Dragonair Shares immediately following the entry into the Restructuring Agreement. Since then, all other shareholders in Dragonair to whom the offer was made have accepted the offer.

The valuation of Dragonair was determined following arm's length negotiation between the parties, based on the underlying value of Dragonair, as reflected in the market price of CNAC Limited, and having regard to the trading multiples of comparable airlines, in addition to considering the benefits to Cathay of full ownership of Dragonair and potential synergies arising from a combination of the businesses. The issue price of the new Cathay Shares was determined following arm's length negotiation between the parties, in particular with reference to the current and recent average trading price of Cathay Shares.

Sale of Cathay Shares

SPAC and CITIC Pacific have agreed to sell to Air China 40,128,292 and 359,170,636 Cathay Shares respectively. The consideration payable by Air China for such Cathay Shares is HK$13.50 per share and was determined by the parties after arm's length negotiation, in particular with reference to the current and recent average trading price of Cathay Shares.

Placing

SPAC and CITIC Pacific have agreed to sell on or before Completion, such number of Cathay Shares as will result in the percentage of Cathay Shares held by them on Completion being 40% and 17.50% respectively and the percentage of Cathay Shares in public hands being not less than 25%.

Acquisition of Additional Air China H Shares

In December 2004, Cathay acquired a 10% interest in the share capital of Air China by subscribing for Air China H Shares when the Air China H Shares were listed on the Exchange. Cathay has agreed to subscribe in cash for an additional 1,179,151,364 Air China H Shares at an aggregate subscription price of HK$4.07 billion, representing HK$3.45 per Air China H Share. Immediately following (and assuming no further issue of shares by Air China before) completion of this subscription, Cathay will have a 20.00% interest in the enlarged issued share capital of Air China.

CITIC Pacific understands that Air China is required under the Listing Rules to maintain 24.20% of its issued share capital in public hands and that completion of Cathay's subscription would result in approximately 21.51% of Air China's enlarged issued share capital to be in public hands. In the Joint Announcement, it was indicated that Air China was seeking a waiver from this requirement in order to accommodate the subscription by Cathay for Air China H Shares.

It is understood that the Exchange has declined to grant such waiver, and that Air China is considering issuing A shares or further Air China H Shares (before completion of Cathay's subscription) with a view to Cathay's subscription not causing Air China to be in breach of the requirement that it maintains 24.20% of its issued share capital in public hands. CITIC Pacific understands that if this does not happen, Cathay and Air China may agree that Cathay, instead of subscribing in cash for 1,179,151,364 Air China H Shares, will subscribe (in the same amount of cash) for securities issued by Air China which are convertible into 1,179,151,364 Air China H Shares once such conversion would not cause Air China to be in breach of the requirement to maintain 24.20% of its issued share capital in public hands.

Immediately following completion (on the basis that Cathay has acquired all the Dragonair Shares held by the Dragonair Minority Shareholders), Cathay will own all the shares in Dragonair and the shareholdings in Cathay are expected to be as follows:

	Cathay	
	Number of shares	% of shares
SPAC	1,572,332,028	40.00%
CITIC Pacific	687,895,263	17.50%
CNAC Limited	288,596,335	7.34%
Air China	399,298,928	10.16%
Public	982,707,518	25.00%
Total	3,930,830,072	100.00%

Special Dividend

Under the Restructuring Agreement, SPAC and CITIC Pacific have agreed to recommend to the Cathay Board that as soon as practicable following Completion and in any event, no later than 60 days following Completion, Cathay will pay a special interim dividend of HK$0.32 per Cathay Share.

The shareholdings in Dragonair, Cathay and Air China (1) immediately prior to Completion and (2) immediately following Completion are expected to be as follows:

Shareholding structures of Cathay, Dragonair and Air China immediately prior to Completion[1]


SPAC
Public
CITIC Pacific
46.30%[2]
28.30%
25.40%[2]
Cathay
10.00%
Air China
24.20%
Public
17.79%
28.50%
Dragonair Minority Shareholders
68.36%
2.71%
7.71%
Dragonair
43.29%
CNAC Limited
31.64%

1 Assuming Cathay ceasing to be a shareholder of CNAC Limited by way of disposal as indicated in the Joint Announcement.

2 Assuming the sales by SPAC and CITIC Pacific of Cathay Shares referred to under "Description of the Transaction – Placing" above have not taken place.

Shareholding structures of Cathay, Dragonair and Air China immediately following Completion[1]


SPAC
Public
CITIC Pacific
40.00%
25.00%
17.50%
Cathay
10.16%
20.00%[2]
Air China
21.51%
Public
100.00%
68.36%
CNAC Limited
7.34%
31.64%
Dragonair

1 Assuming Cathay ceasing to be a shareholder of CNAC Limited by way of disposal as indicated in the Joint Announcement.

2 Subject to adjustments/amendments as contemplated under "Description of the Transaction – Acquisition of Additional Air China H Shares" above.

SHAREHOLDERS AGREEMENT

SPAC, CNAC Limited, CITIC Pacific and Air China have entered into a shareholders agreement for the purpose of regulating their relationship with each other as shareholders of Cathay and certain aspects of the affairs of, and their shareholdings in, Cathay, following completion of the Transaction.

Under the Shareholders Agreement, the parties have agreed:

(i) that the Cathay Board will, subject to adjustment in certain circumstances, consist of four non-executive directors nominated by SPAC, two non-executive directors nominated by each of CITIC Pacific and Air China, five executive directors nominated by SPAC and four independent non-executive directors;

(ii) to support, including by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, the continuation and periodic renewal of the existing management arrangements for Cathay and its subsidiaries, including the services agreement between John Swire & Sons (H.K.) Limited and Cathay, and their extension to Dragonair and its subsidiaries substantially on their current terms; and

(iii) to support the implementation of the Operating Agreement and by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, its continuation and any periodic renewal of it.

In addition, the parties have agreed to the following in relation to their shareholdings in Cathay:

(i) SPAC has agreed that the beneficial interest of SPAC and its group in the Cathay Share Capital will not exceed 44.90% (49.90% if (i) CITIC Pacific and its group or (ii) Air China and its group increase their respective combined aggregate beneficial interest in the Cathay Share Capital to above 22.45%), except with the prior written consent of the other parties.

(ii) each of (i) CITIC Pacific and (ii) Air China and CNAC Limited have agreed that the combined aggregate beneficial interest of respectively CITIC Pacific and its group and Air China and its group in the Cathay Share Capital will not exceed 29.99%, except with the prior written consent of the other parties; and

(iii) CITIC Pacific, Air China and CNAC Limited have agreed that, except with the prior written consent of SPAC, their combined beneficial interest in the Cathay Share Capital (including those of their groups) will not exceed 40% or the percentage beneficial interest of SPAC and its group in the Cathay Share Capital (whichever is the lower).

(The undertakings by CITIC Pacific, Air China and CNAC Limited described in paragraphs (ii) and (iii) above will cease to apply if SPAC (and/or its group companies) disposes of Cathay Shares and as a result SPAC (together with its group) is beneficially interested in less than 30% of the Cathay Share Capital and Air China (together with its group) or CITIC Pacific (together with its group) is beneficially interested (whether or not as a result of such disposal by SPAC and/or its group companies)) in more Cathay Shares than SPAC (together with its group). The undertaking by CITIC Pacific, Air China and CNAC Limited described in paragraph (iii) above will also cease to apply if SPAC (together with its group) is beneficially interested in 44.50% or more of the Cathay Share Capital. The undertakings by SPAC, CITIC Pacific, Air China and CNAC Limited described above will cease to apply in favour of any shareholder which is a party to the Shareholders Agreement whose beneficial interest in the Cathay Share Capital (including that of its group) is less than 15%.)

The parties to the Shareholders Agreement have also agreed that so long as a shareholder of Cathay is beneficially interested (together with its group) (directly or indirectly) in 15% or more of the Cathay Share Capital, it will not make a takeover offer for Cathay or accept a takeover offer from a third party, unless that offer has been recommended by the Cathay Board.

Operating Agreement

Air China and Cathay have also jointly announced on 8 June 2006 that they have entered into the Operating Agreement.

CONDITIONS

Completion of the Transaction, (and the coming into effect of the Shareholders Agreement), is conditional upon satisfaction of the following conditions:–

(A) entering into the Shareholders Agreement and implementation of the Transaction not giving rise to an obligation on any of SPAC, CITIC Pacific, Air China or CNAC Limited to make a mandatory offer to acquire all the Cathay Shares under the Takeovers Code; in this connection the Executive has confirmed that, as SPAC and CITIC Pacific are concert parties in relation to the voting rights of Cathay and together hold more than 50% of the Cathay Shares, no such obligation will arise;

(B) Air China having obtained all necessary approvals of relevant regulatory bodies in the PRC and any other regulatory approvals;

(C) the Listing Committee of the Exchange having granted listing of and permission to deal in:

   (i) the new Cathay Shares to be issued to SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders described above; and

   (ii) the new Air China H Shares to be issued to Cathay described above;

(D) the independent shareholders of CITIC Pacific in general meeting having passed resolutions approving the sale by CITIC Pacific of its Dragonair Shares to Cathay and the acquisition of the new Cathay Shares to be issued by Cathay to CITIC Pacific as consideration for the Dragonair Shares sold by CITIC Pacific to Cathay, in each case as a connected transaction;

(E) the independent shareholders of CNAC Limited in general meeting having passed resolutions to approve the sale of CNAC Limited's Dragonair Shares to Cathay as a very substantial disposal and the acquisition of Cathay Shares by CNAC Limited as a very substantial acquisition;

(F) the independent shareholders of Cathay in general meeting having passed resolution(s) to approve the acquisition of Dragonair Shares by Cathay from SPAC and CITIC Pacific and the allotment and issue of new Cathay Shares by Cathay to SPAC and CITIC Pacific, in each case as a connected transaction and the shareholders of Cathay in general meeting having passed resolution(s) to approve the increase of the authorized share capital of Cathay and the allotment and issue of new Cathay Shares to SPAC and CITIC Pacific pursuant to Rule 13.36(1)(a) of the Listing Rules;

(G) the independent shareholders of Air China in general meeting having passed resolutions approving the sale of Dragonair Shares by CNAC Limited to Cathay, the acquisition of Cathay Shares by CNAC Limited, the acquisition by Air China of Cathay Shares from CITIC Pacific and the issue of Air China H Shares to Cathay, in each case as a connected transaction, the shareholders of Air China in general meeting having passed a resolution approving the acquisition of Cathay Shares by CNAC Limited, the acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC as a major transaction (when aggregated) and the shareholders of Air China in general meeting having passed a special resolution and the shareholders of Air China in separate class meetings having passed special resolutions, in each case approving the issue of additional Air China H Shares to Cathay in accordance with Air China's articles of association and applicable Listing Rules;

(H) Cathay being satisfied that it is entitled under Section 168 of the Companies Ordinance to acquire compulsorily all the Dragonair Shares held by each person who does not accept its offer for all the Dragonair Shares; in this connection, acceptances of the offer have been received from all shareholders in Dragonair to whom the offer was made;

(I) Cathay being satisfied as to its due diligence investigations of Dragonair and Air China; and

(J) Air China being satisfied as to its due diligence investigations of Cathay.

Completion of the Transaction is expected to take place on the fifth Business Day following satisfaction of these conditions.

REASONS FOR THE TRANSACTION

In recent years the Chinese aviation industry has experienced rapid growth and development: the creation of three Chinese airline groups, the continuing opening up of the market to international airlines and the increasing internationalisation of the Chinese airlines' route networks. In the context of these market developments, the shareholding structure of Dragonair has proved to be not efficient with the result that Dragonair is unable to take full advantage of potential economies of scale and the management of its business is not optimised. The rationalisation of the shareholding structure of Dragonair will benefit all the companies that are current shareholders of Dragonair and Dragonair itself. In addition, with further investments in each other, Air China and Cathay will continue to work together in exploring ways to improve their service offering, network and connectivity and developing the Chinese aviation industry.

The international network of Cathay and the principally Hong Kong – Mainland China network of Dragonair are highly complementary and together will improve Cathay's network reach, connectivity to China and between China and the rest of the world. In addition the cooperation with Air China will further the development of Beijing Capital International Airport and Hong Kong International Airport as gateways to and hubs for Mainland China and thus the Transaction together with the acquisition of additional Air China H Shares will be to the benefit of the Hong Kong and Greater China aviation industry.

The Transaction provides CITIC Pacific an attractive exit price for its shares in Dragonair. CITIC Pacific will sell shares in Cathay at above the prevailing market price at the date of the Restructuring Agreement and will retain a 17.50% stake in Cathay to share in the benefits of the combination of Cathay and Dragonair and operational cooperation with Air China as outlined above. CITIC Pacific intends to hold the shares of Cathay as a long term investment. The CITIC Pacific Directors estimate that, with reference to the projected carrying value of the investment in Cathay and Dragonair but subject to the exact completion date, an estimated profit of approximately HK$2 billion will arise from the Transaction. The Directors expect that the sale of Dragonair Shares and acquisition of Cathay Shares would not have adverse effect on the assets and liabilities of CITIC Pacific.

The Transaction allows CITIC Pacific to realise cash of approximately HK$5 billion (excluding the special dividend intended to be distributed following Completion), to be used for pursuing development of the core businesses which CITIC Pacific actively manages to leverage off its expertise.

OTHER RELEVANT INFORMATION IN RELATION TO THE TRANSACTION

Sale of Dragonair Shares to Cathay

The number of Dragonair Shares to be acquired by Cathay from each of SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders, the number of new Cathay Shares to be issued to them as consideration and the amount of cash consideration to be paid to them are as follows:

	Number of Dragonair Shares to be acquired	Total Consideration *(HK$)*	Number of new Cathay Shares to be issued (at HK$13.50 per share)	Number of new Cathay Shares to be issued as a percentage of issued share capital of Cathay immediately prior to Completion	Number of new Cathay Shares to be issued as a percentage of enlarged issued share capital of Cathay following Completion	Cash Consideration *(HK$)*
SPAC	38,551,808	771,036,160	51,402,411	1.52%	1.31%	77,103,611.50
CITIC Pacific	142,482,484	2,849,649,680	189,976,645	5.62%	4.83%	284,964,972.50
CNAC Limited	216,447,251	4,328,945,020	288,596,335	8.53%	7.34%	432,894,497.50
Dragonair Minority Shareholders	13,552,750	271,055,000	18,070,333	0.53%	0.46%	27,105,504.50
Total	411,034,293	8,220,685,860	548,045,724	16.20%	13.94%	822,068,586

Acquisition of Cathay Shares by Air China

The number of Cathay Shares to be acquired by Air China from SPAC and CITIC Pacific as described above under "Description of the Transaction", is as follows:

	Number of Cathay Shares to be acquired by Air China	Number of Cathay Shares to be acquired as a percentage of issued share capital of Cathay immediately prior to Completion	Number of Cathay Shares to be acquired as a percentage of enlarged issued share capital of Cathay following Completion	Consideration *(HK$)*
SPAC	40,128,292	1.19%	1.02%	541,731,942
CITIC Pacific	359,170,636	10.62%	9.14%	4,848,803,586
Total	399,298,928	11.80%	10.16%	5,390,535,528

New Cathay Shares

The issue price of the new Cathay Shares to be issued under the Transaction of HK$13.50 per share was determined by the parties after arm's length negotiation, in particular with reference to the current and recent average trading price of Cathay Shares. Such issue price represents a 4.2% premium to the closing price of the Cathay Shares of HK$12.95 on the Last Trading Date prior to suspension of trading of Cathay Shares on 5 June 2006.

The new Cathay Shares will rank pari passu in all respects with all other Cathay Shares in issue on the date of allotment and issue of such shares.

The total number of new Cathay Shares to be issued as consideration for Dragonair Shares under the Transaction is 548,045,724, which represents approximately 16.20% of the existing Cathay Share Capital and approximately 13.94% of the Cathay Share Capital as enlarged by the issue of those shares (on the basis that new Cathay Shares will be issued to all Dragonair Minority Shareholders).

FINANCIAL INFORMATION ON DRAGONAIR AND CATHAY

Based on the audited consolidated financial statements of Dragonair for the year ended 31st December 2005, Dragonair had a net book asset value of HK$3,155 million. Based on the audited consolidated financial statements of Dragonair for the years ended 31st December 2004 and 2005, the net profits of Dragonair before taxation and extraordinary items for those years were HK$765 million and HK$316 million respectively, and the net profits of Dragonair after taxation and extraordinary items for those years were HK$637 million and HK$300 million respectively.

Based on the audited consolidated financial statements of Cathay for the year ended 31st December 2005, Cathay had a net book asset value (excluding minority interests) of HK$34,968 million. Based on the audited consolidated financial statements of Cathay for the years ended 31st December 2004 and 2005, the net profits of Cathay before taxation and extraordinary items for those years were HK$4,962 million and HK$3,968 million respectively, and the net profits of Cathay after taxation and extraordinary items for those years were HK$4,417 million and HK$3,298 million respectively.

INFORMATION ON THE PRINCIPAL BUSINESSES OF CITIC PACIFIC, CATHAY, DRAGONAIR, SPAC, CNAC LIMITED AND AIR CHINA

The principal business activity of CITIC Pacific is investment holding.

The principal business activities of Cathay and its subsidiary and associated companies are the operation of scheduled passenger and cargo airline services.

The principal business activities of Dragonair is the operation of scheduled passenger airline services, principally to and from Hong Kong.

The principal business activity of SPAC is investment holding.

The principal business activity of CNAC Limited is investment holding, including of shares in Dragonair as well as the other businesses mentioned below. Following the disposal of Dragonair, the remaining core businesses of CNAC Limited will include air transportation services (Air Macau), airline catering services (Beijing Air Catering Co. Ltd., Southwest Air Catering Co. Ltd., and LSG Lufthansa Service Hong Kong Ltd.), airport ground handling services (Jardine Airport Service Ltd. and Menzies Macau Airport Services Ltd.) and logistics services (Tradeport Hong Kong Ltd.).

The principal business activity of Air China is the operation of passenger and air cargo services and airline-related services.

REGULATORY AND LISTING RULES IMPLICATIONS

Shareholder Approval

As at the Latest Practicable Date, SPAC beneficially holds 46.30% of the shares in Cathay. Accordingly, Cathay is an associate of SPAC. SPAC is a substantial shareholder of a subsidiary of CITIC Pacific. Cathay is therefore a connected person of CITIC Pacific as an associate of a substantial shareholder of a subsidiary of CITIC Pacific (SPAC). As such, the sale by CITIC Pacific of Dragonair Shares to Cathay constitutes a connected transaction for CITIC Pacific for the purposes of the Listing Rules. As the sale falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of CITIC Pacific.

As mentioned above, Cathay is a connected person of CITIC Pacific. Accordingly, the acquisition of new Cathay Shares by CITIC Pacific as consideration for the Dragonair Shares constitutes a connected transaction for CITIC Pacific for the purposes of the Listing Rules. As such acquisition falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of CITIC Pacific.

The Independent Board Committee has been constituted to advise the independent shareholders of the Company in respect of the resolution(s) to approve the Restructuring Agreement and the Transaction. Commerzbank has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the independent shareholders of the Company on the connected transactions in the Restructuring Agreement and the Transaction.

CITIC Pacific will convene the EGM to consider and, if thought fit, to approve the Restructuring Agreement and the Transaction.

Other regulatory matters

As the revenue and consideration ratios set out in Rule 14.07 of the Listing Rules in respect of the sale by CITIC Pacific of Dragonair Shares to Cathay are more than 5% but less than 25%, such sale constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

Based on the acquisition by CITIC Pacific of new Cathay Shares representing 4.83% of Cathay's enlarged issued share capital upon completion of the Transaction (on the basis that new Cathay Shares will be issued to all Dragonair Minority Shareholders whether because they accept Cathay's offer or through compulsory acquisition), the assets, revenue and consideration ratios set out in Rule 14.07 of the Listing Rules in respect of the acquisition by CITIC Pacific of new Cathay Shares are above 5% but less than 25%. Accordingly, such acquisition constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

Based on 359,170,636 Cathay Shares to be sold by CITIC Pacific to Air China, each of the percentage ratios set out in Rule 14.07 of the Listing Rules is more than 5% but less than 25%. As such, the sale by CITIC Pacific of Cathay Shares to Air China constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

Miscellaneous

All references in this circular to number of Cathay Shares and percentage holding in Cathay Shares following 8 June 2006 assume there will be no further issue of Cathay Shares pursuant to the exercise of share options granted under Cathay's share option scheme adopted on 10 March 1999 following 8 June 2006. All references in this circular to number of shares in Air China and percentage holding in shares in Air China following 8 June 2006 assume there will be no issue of A shares by Air China.

EGM

There is set out on pages 46 to 47 a notice convening the EGM to be held on 21 August 2006 at 4:00 p.m. at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong, at which a resolution will be proposed to the independent shareholders of the Company to approve the Restructuring Agreement and the Transaction. The voting at the EGM will be taken by poll.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

POLL PROCEDURE

Pursuant to the articles of association of CITIC Pacific, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:–

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

RECOMMENDATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 20 of this circular which contains its recommendation to the independent shareholders of the Company concerning the Restructuring Agreement and the Transaction; and (ii) the letter from Commerzbank set out on pages 21 to 34 of this circular which contains their advice to the Independent Board Committee and the independent shareholders of the Company in relation to the Restructuring Agreement and the Transaction and the principal factors and reasons considered by them in formulating their advice.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendix to this circular and the notice of the EGM set out in this circular.

By order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

30 June 2006

To the Independent Shareholders

Dear Sir or Madam,

RESTRUCTURING AGREEMENT AND THE TRANSACTION

We refer to the circular dated 30 June 2006 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Restructuring Agreement and the Transaction and to advise the independent shareholders of the Company whether, in our opinion, such terms are fair and reasonable and in the interests of the Company and the shareholders as a whole. Commerzbank has been appointed as the independent financial adviser to advise the Independent Board Committee and the independent shareholders of the Company in respect of the terms of the Restructuring Agreement and the Transaction.

We wish to draw your attention to the letter from the Board set out on pages 5 to 19 of the Circular which contains, inter alia, information on the Restructuring Agreement and the Transaction, and the letter of advice from Commerzbank set out on pages 21 to 34 of the Circular which contains its advice in respect of the terms of the Restructuring Agreement and the Transaction.

Having taken into account the advice of Commerzbank, we consider that the terms of the Restructuring Agreement and the Transaction are fair and reasonable and are in the interests of the Company and the shareholders as a whole. Accordingly, we recommend the independent shareholders of the Company to vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
Independent Board Committee
Hamilton Ho Hau Hay
Alexander Reid Hamilton
Hansen Loh Chung Hon
Norman Ho Hau Chong
Independent Non-Executive Directors

The following is the text of a letter received from Commerzbank setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transaction for inclusion in this Circular.

德 國 商 業 銀 行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

30 June 2006

To the Independent Board Committee and the Independent Shareholders

Dear Sirs

CONNECTED AND DISCLOSEABLE TRANSACTIONS
(i) SALE OF DRAGONAIR SHARES
(ii) ACQUISITION OF CATHAY SHARES

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the sale by CITIC Pacific of the Dragonair Shares to Cathay and the acquisition of new Cathay Shares, the definitions of which, amongst other things, are set out in the circular dated 30 June 2006 (the "**Circular**") of which this letter forms part. Terms defined in the Circular will have the same meanings when used in this letter unless the context requires otherwise.

On 8 June 2006, Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC (collectively referred to as the "**Parties**") had entered into a conditional agreement in relation to (i) the restructuring of the Parties' shareholdings in Cathay and Dragonair and (ii) the acquisition by Cathay of additional shares in Air China. If the agreement becomes unconditional, (i) Dragonair will become a wholly-owned subsidiary of Cathay, (ii) Air China will become a substantial shareholder of Cathay and (iii) Cathay will increase its shareholding in Air China.

Cathay has offered to acquire all the Dragonair Shares which it does not already own for a total consideration of approximately HK$8,220 million (based on a valuation of Dragonair of HK$10,000 million or HK$20.00 per Dragonair Share) to be satisfied by a combination of the issue of 548,045,724 new Cathay Shares at an issue price of HK$13.50 per Cathay Share and approximately HK$822 million in cash and each of SPAC, CNAC Limited and CITIC Pacific has agreed to accept the offer from Cathay to acquire their Dragonair Shares.

As at the date of the Joint Announcement, SPAC beneficially holds 46.30% of the shares in Cathay. Accordingly, Cathay is an associate of SPAC. SPAC is a substantial shareholder of a subsidiary of CITIC Pacific. Cathay is therefore a connected person of CITIC Pacific as an associate of a substantial shareholder of a subsidiary of CITIC Pacific. As such, the sale by CITIC Pacific of the Dragonair Shares to Cathay constitutes a connected transaction for CITIC Pacific for the purposes of the Listing Rules.

The applicable percentage ratios computed pursuant to Rule 14.07 of the Listing Rules for the (i) sale by CITIC Pacific of the Dragonair Shares to Cathay (the "**Disposal**"); and (ii) acquisition of new Cathay Shares by CITIC Pacific as consideration for the Dragonair Shares (the "**Acquisition**") exceed 5% but less than 25%, accordingly, the Disposal and the Acquisition constitute connected and discloseable transactions for CITIC Pacific and are subject to the reporting, announcement and Independent Shareholders' approval requirements of Chapter 14A of the Listing Rules and the disclosure requirements of Chapter 14 of the Listing Rules.

Our role as the independent financial adviser to the Independent Board Committee and the Independent Shareholders is to give our opinion as to whether the terms of the Restructuring Agreement, the Disposal and the Acquisition are (i) on normal commercial terms; (ii) fair and reasonable; and (iii) in the interests of CITIC Pacific and its shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by CITIC Pacific. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations made by the Directors that having made all due enquiries and careful decisions, and to the best of their knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by CITIC Pacific, and for which it is wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

In rendering our opinion, we have researched, analyzed and relied on information from independent third party sources. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have (i) taken reasonable steps as required under Listing Rules 13.80 in obtaining all necessary information from CITIC Pacific; and (ii) reviewed sufficient information to enable us to reach an informed view regarding the Restructuring Agreement, the Disposal and the Acquisition and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by CITIC Pacific; nor have we conducted any independent in-depth investigation into the business and affairs of CITIC Pacific and its respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the Restructuring Agreement, the Disposal and the Acquisition, and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have taken into account the following principal factors:

1. Reasons for and benefits of the Disposal and the Acquisition

1.1 Business and strategy of CITIC Pacific

CITIC Pacific is a conglomerate principally engaged in investment in special steel manufacturing, property development and investment, civil infrastructure, power generation, aviation, marketing and distribution, communications in Hong Kong and the PRC.

We have discussed with the Directors and understand that the Group will continue to focus more on investments in which it plays an active management role and to divest some of its passive investments. The Group's corporate strategy will continue to focus on investment opportunities in the PRC where, in the opinion of the Directors, will have a long-term growth potential.

1.2 Background of the Disposal

As set out in the Joint Announcement, the Parties entered into a conditional agreement in relation to the restructuring of their shareholdings in Cathay and Dragonair. Cathay has offered to acquire all of the Dragonair Shares which it does not already own for a total consideration of approximately HK$8,220 million, to be satisfied by a combination of the issue of 548,045,724 new Cathay Shares at an issue price of HK$13.50 per Cathay Share and approximately HK$822 million in cash. Such total consideration of the Dragonair Shares was determined following arm's length negotiation between the Parties, based on the underlying value of Dragonair, as reflected in the market price of CNAC Limited, and having regard to the trading multiples of comparable airlines, in addition to considering the benefits to Cathay of full ownership of Dragonair and potential synergies arising from a combination of the businesses. The issue price of the new Cathay Shares was determined following arm's length negotiation between the Parties, in particular with reference to the current and recent average trading price of the Cathay Shares. Each of SPAC, CITIC Pacific and CNAC Limited has agreed to accept the offer from Cathay to acquire their Dragonair Shares.

Following the Completion, Cathay will own all Dragonair Shares. The Directors considered that the total consideration for the Dragonair Shares is (i) on normal commercial terms, (ii) fair and reasonable and (iii) in the interests of CITIC Pacific and its shareholders as a whole.

1.3 Reasons of the Disposal

We have discussed with the Directors and understand that despite the PRC's aviation industry has experienced rapid growth and development, the Directors are of the view that the existing shareholding structure of Dragonair has proved to be not efficient with the result that Dragonair is unable to take full advantage of potential economies of scale and the management of its business is not optimized. The Directors are of the view that the transaction provides: (i) CITIC Pacific an attractive exit price for the Dragonair Shares; (ii) CITIC Pacific to dispose the Cathay Shares at above the prevailing market price at the date of the Joint Announcement; and (iii) upon Completion, CITIC Pacific will continue to retain a 17.50% stake in Cathay (in which Dragonair will become a wholly-owned subsidiary of Cathay) to share in the benefits of the combination of Cathay and Dragonair and operational cooperation with Air China. CITIC Pacific intends to hold the Cathay Shares as a long-term investment.

The Directors estimate that, with reference to the projected carrying value of the investment in Cathay and Dragonair but subject to the exact Completion date, an estimated profit of approximately HK$2 billion will arise from the Transaction. The Transaction allows CITIC Pacific to realize cash of approximately HK$5,000 million (excluding the special dividend intended to be distributed following Completion), which is intended to be used for pursuing development of the core businesses which CITIC Pacific actively manages to leverage off its expertise. We have discussed with the Directors and understand that there is no concrete plan as to the utilization of the cash proceeds. However, the Group will continue to focus on investment opportunities in the PRC where, in the opinion of the Directors, will have a long-term growth potential.

2. The aggregate consideration

Cathay has offered, in aggregate, to acquire all of the Dragonair Shares which it does not already own for a total consideration of HK$8,220 million (based on a valuation of Dragonair of HK$10,000 million or HK$20 per Dragonair Share) to be satisfied by a combination of the issue of 548,045,724 new Cathay Shares at an issue price of HK$13.50 per Cathay Share and approximately HK$822 million in cash. In which, CITIC Pacific will receive 189,976,645 new Cathay Shares (equivalent to approximately HK$2,565 million), representing an approximately 5.62% of the issued share capital of Cathay immediately prior Completion and approximately HK$285 million in cash.

SPAC and CITIC Pacific have agreed to sell on Completion, to Air China 40,128,292 and 359,170,636 Cathay Shares at HK$13.50 per Cathay Share respectively. CITIC Pacific will receive approximately HK$4,849 million in cash from Air China. Moreover, SPAC and CITIC Pacific have agreed to sell on or before Completion, such number of Cathay Shares as will result in the percentage of Cathay Shares held by them on Completion being 40% and 17.50% respectively and the percentage of Cathay Shares in public hands being not less than 25%.

In addition, pursuant to the Restructuring Agreement, SPAC and CITIC Pacific have agreed to recommend to the Cathay Board that as soon as practicable following Completion and in any event, no later than 60 days following Completion, Cathay will pay a special interim dividend of HK$0.32 per Cathay Share (the "**Special Dividend**").

As of the date of the Joint Announcement, the principal shareholding in Dragonair is as follows:

	Shareholdings in Dragonair	
	Number of Dragonair Shares	% of Dragonair Shares
SPAC	38,551,808	7.71%
Cathay	88,965,707	17.79%
CITIC Pacific	142,482,484	28.50%
CNAC Limited	216,447,251	43.29%
Dragonair Minority Shareholders	13,552,750	2.71%
Total	500,000,000	100.00%

2.1 *Consideration to be received by CITIC Pacific*

Pursuant to the Restructuring Agreement, the Transaction allows CITIC Pacific to realize cash of approximately HK$5,134 million (excluding the Special Dividend):

(i) approximately HK$4,849 million in cash for disposing to Air China 359,170,636 Cathay Shares, representing approximately 10.62% of the issued share capital of Cathay prior to Completion at HK$13.50 per Cathay Share; and

(ii) the cash consideration of approximately HK$285 million from the sale of 142,482,484 Dragonair Shares to Cathay.

In addition, under the Restructuring Agreement, SPAC and CITIC Pacific have agreed to recommend to the Cathay Board that as soon as practicable following Completion and in any event, no later than 60 days following Completion, Cathay will pay a Special Dividend of HK$0.32 per Cathay Share. If it materializes, CITIC Pacific will receive a potential Special Dividend of approximately HK$220 million accordingly.

2.2 *Basis of the consideration*

Pursuant to the Joint Announcement, we note that Dragonair was valued at HK$10,000 million. The valuation of the Dragonair Shares was determined following arm's length negotiation among the Parties with reference to the (i) underlying value of Dragonair; (ii) market price of CNAC Limited (the closing price was HK$1.97 as at the Last Trading Date); (iii) trading multiples of comparable airlines; (iv) consideration of the benefits to Cathay of full ownership of Dragonair; and (v) the potential synergies arising from a combination of the businesses.

We have discussed with the Directors and understand that no valuation report was prepared on Dragonair. As set out in the Joint Announcement, the current valuation of Dragonair at HK$10,000 million was determined following arm's length negotiation between the Parties. In considering whether the valuation of Dragonair is fair and reasonable, we have performed the analysis based on the trading multiples commonly used in transactions, in particular, the price-to-earnings (the "**P/E**") ratio and the price-to-book (the "**P/B**") ratio.

We have identified the following five listed companies ("**Comparable Companies**"), which are (i) the only aviation companies listed on the stock exchange of Hong Kong, and (ii) whose principal businesses are similar to Cathay and Dragonair.

Comparable Companies	Bloomberg Code	P/B Ratio*	P/E Ratio*
China Eastern Airlines Corporation Limited	670	0.93	N. A.
China Southern Airlines Company Limited	1055	0.87	N. A.
CNAC Limited	1110	2.09	28.97
Air China	753	1.52	12.81
Cathay	293	1.25	13.25
Average		1.33	18.35
The Disposal		**3.17**	**33.33**

* *As at the date of 2 June 2006 (Last trading day before suspension)*

Source: Bloomberg

Note: The P/E and P/B ratios were calculated based on the historical net profit and the net asset value of the respective companies for the year ended 31 December 2005.

(i) Price-to-earnings

We have calculated the P/E ratio of the Disposal based on the audited consolidated financial statements of Dragonair for the year ended 31 December 2005. We note that the net profit after taxation and extraordinary item of Dragonair for the year ended 31 December 2005 was HK$300 million. Accordingly, the implied P/E ratio of the Disposal was approximately 33.3 times.

Based on the closing price as at 2 June 2006, being the last trading day prior to the Joint Announcement (the "**Last Trading Date**"), the P/E ratios of the Comparable Companies ranged from approximately 12.81 times to approximately 28.97 times, with an average of 18.35 times. The implied P/E ratio of the Disposal of approximately 33.3 times far exceeds the highest and the average P/E ratios of the Comparable Companies.

(ii) Price-to-book

We have calculated the P/B ratio of the Disposal based on the audited consolidated financial statements of Dragonair for the year ended 31 December 2005. We note that Dragonair had a net book value of HK$3,155 million as at 31 December 2005, and, accordingly, the implied P/B ratio of the Disposal was approximately 3.17 times.

Based on the closing price as at the Last Trading Date, the P/B ratios of the Comparable Companies ranged from approximately 0.87 times to approximately 2.09 times, with an average of 1.33 times. The implied P/B ratio of the Disposal of approximately 3.17 times far exceeds the highest and the average P/B ratios of the Comparable Companies.

We are of the view that the P/E and P/B ratios are normally used valuation benchmarks which represent the value of a company. Given (i) the lack of similar size publicly announced comparable transactions in the market, and (ii) the Parties' consideration of trading multiples on comparable airlines in arriving at the valuation of Dragonair, we are of the view that the use of P/E and P/B ratios as parameters in arriving at our opinion on the Disposal is reasonable.

Given that the P/E and P/B ratios of the Disposal far exceed those of the Comparable Companies, we are of the view that the consideration of the Disposal is fair and reasonable, and is in the interests of CITIC Pacific and its shareholders as a whole.

2.3 *The Issue Price of the Cathay Shares*

As part of the consideration for disposing the Dragonair Shares, CITIC Pacific will receive 189,976,645 new Cathay Shares at HK$13.50 per Cathay Share (the "**Issue Price**") (equivalent to approximately HK$2,565 million), representing an approximately 5.62% of the issued share capital of Cathay immediately prior Completion. Upon Completion, CITIC Pacific will continue to retain 17.5% equity interest in Cathay. Irrespective of other strategic considerations as set out in section 1.3 above, since the issuance of the Cathay Shares at the Issue Price forms part of the consideration of the Disposal, it would be indifferent if CITIC Pacific is to receive 189,976,645 new Cathay Shares or the equivalent amount of cash.

The Directors confirm that the Issue Price was determined following arm's length negotiation between the Parties, in particular with reference to the current and recent average trading price of the Cathay Shares.

In assessing the fairness and reasonableness of the Issue Price, we have examined the respective closing prices of the Cathay Shares during the past six months up to the Last Trading Date.

	Average daily closing price of the Cathay Shares	**Premium/ (Discount) based on the Issue Price**
	HK$	%
Last Trading Date	12.95	4.25
10 trading days up to and including the Last Trading Date	12.93	4.45
30 trading days up to and including the Last Trading Date	13.40	0.76
90 trading days up to and including the Last Trading Date	13.79	(2.10)
180 trading days up to and including the Last Trading Date	13.60	(0.72)

Source: Bloomberg

The Issue Price represents:

– a premium of approximately 4.25% to the last closing price of the Cathay Shares of HK$12.95, being the Last Trading Date prior to the suspension in the trading of the Cathay Shares;

– a premium of approximately 4.45% to the 10-day average closing price of the Cathay Shares prior to the suspension in trading of the Cathay Shares of HK$12.93;

- a premium of approximately 0.76% to the 30-day average closing price of the Cathay Shares prior to the suspension in trading of the Cathay Shares of HK$13.40;

- a discount of approximately 2.10% to the 90-day average closing price of the Cathay Shares prior to the suspension in trading of the Cathay Shares of HK$13.79; and

- a discount of approximately 0.72% to the 180-day average closing price of the Cathay Shares prior to the suspension in trading of the Cathay Shares of HK$13.60.

We have also reviewed the share price performance of the Cathay Shares from 1 January 2005 up to and including the Last Trading Date (the "**Comparison Period**"). The closing price of the Cathay Shares during the Comparison Period ranged from HK$12.05 to HK$15.00, with an average closing price of HK$13.94 as shown in the chart below.

Cathay Share Price Performance


15.50
15.00
14.50
14.00
13.50
13.00
12.50
12.00
Cathay Share Price
The issue price of HK$13.50
3-Jan-05
3-Feb-05
3-Mar-05
3-Apr-05
3-May-05
3-Jun-05
3-Jul-05
3-Aug-05
3-Sep-05
3-Oct-05
3-Nov-05
3-Dec-05
3-Jan-06
3-Feb-06
3-Mar-06
3-Apr-06
3-May-06
3-Jun-06
Date

We note that the Issue Price represents a small premium to the closing price of (i) the Last Trading Date; (ii) the average of the closing price of the 10 trading days up to and including the Last Trading Date; and (iii) the average of the closing price of the 30 trading days up to and including the Last Trading Date of the Cathay Shares. We note that Cathay is one of the Hang Seng Index (the "**Index**") constituent stocks, and the volatility of its share price is closely related to the Index. As set out in the chart below, when the Index experienced a drop during the period between 30 trading days prior to the Last Trading Date and the Last Trading Date, the share price of Cathay has fallen by a similar magnitude.

Cathay Share Price Vs Index


HK$14.0
HK$13.5
HK$13.0
HK$12.5
Cathay Share Price
18,000
17,000
16,000
15,000
Index
19-Apr-06
24-Apr-06
27-Apr-06
2-May-06
4-May-06
9-May-06
12-May-06
17-May-06
22-May-06
25-May-06
29-May-06
2-June-06
Cathay
Index

If we take a longer time horizon, we note that there is a discount of approximately 3.14% to the average closing price of the Cathay Shares during the Comparison Period.

Since CITIC Pacific has always been a long-term shareholder of Cathay, we are of the view that comparing the Issue Price to the average closing price of a longer time period is appropriate. Given that the Issue Price of HK$13.50 per Cathay Share represents the mean of the 30-day average closing price of HK$13.40 per Cathay Share and the 180-day average closing price of HK$13.60 per Cathay Share, the Issue Price represents both the short term and long term share price performance of the Cathay Shares in the open market. As such, we are of the view that the Issue Price is fair and reasonable and is in the interests of CITIC Pacific and its shareholders as a whole.

3. **Post-Completion**

3.1 *Shareholding structure in Cathay:*

Following the Completion, CITIC Pacific will continue to hold a considerable stake in Cathay.

	Principal Shareholding in Cathay pre-Completion	
	Number of Cathay Shares	% of Cathay Shares
SPAC	1,566,233,246	46.30%
CITIC Pacific	859,353,462	25.40%
Public	957,197,640	28.30%
Total	3,382,784,348	100.00%

	Principal Shareholding in Cathay post-Completion	
	Number of Cathay Shares	% of Cathay Shares
SPAC	1,572,332,028	40.00%
CITIC Pacific	687,895,263	17.50%
CNAC Limited	288,596,335	7.34%
Air China	399,298,928	10.16%
Public	982,707,518	25.00%
Total	3,930,830,072	100.00%

3.2 *Shareholders Agreement*

Pursuant to the Shareholders Agreement, CITIC Pacific, Air China, CNAC Limited and SPAC have agreed, inter alia, on the following:

(i) that the Cathay Board will, subject to adjustment in certain circumstances, consist of four non-executive directors nominated by SPAC, two non-executive directors nominated by each of CITIC Pacific and Air China, five executive directors nominated by SPAC and four independent non-executive directors;

(ii) SPAC has agreed that the beneficial interest of SPAC and its group in the Cathay Share Capital will not exceed 44.90% (or 49.90% if (i) CITIC Pacific and its group or (ii) Air China and its group increase their respective combined aggregate beneficial interest in the Cathay Share Capital to above 22.45%), except with the prior written consent of the other parties;

(iii) each of (i) CITIC Pacific and (ii) Air China and CNAC Limited have agreed that the combined aggregate beneficial interest of respectively CITIC Pacific and its group and Air China and its group in the Cathay Share Capital will not exceed 29.99%, except with the prior written consent of the other parties;

(iv) CITIC Pacific, Air China and CNAC Limited have agreed that, except with the prior written consent of SPAC, their combined beneficial interest in the Cathay Share Capital (including those of their groups) will not exceed 40% or the percentage beneficial interest of SPAC and its group in the Cathay Share Capital (whichever is the lower); and

(v) so long as a shareholder is beneficially interested (together with its group) (directly or indirectly) in 15% or more of the Cathay Share Capital, it will not make a takeover offer for Cathay or accept a takeover offer from a third party, unless that offer has been recommended by the Cathay Board.

Having considered the above as a whole, given that (i) the disposal of non-core assets fits into the corporate strategy of the Group; (ii) the Disposal resulted in a cash realization of approximately HK$5,134 million (excluding Special Dividend) and estimated profit of approximately HK$2 billion (subject to the exact Completion date) for the year ending 31 December 2006 (assuming Completion occurred before the financial year ended 31 December 2006); (iii) the continued benefit of the upside potential of the Hong Kong and the PRC aviation industry by retaining a 17.5% shareholding in Cathay; (iv) given the valuation of the Disposal far exceeds all valuation benchmarks of the Comparable Companies; and (v) the Issue Price is fair and reasonable, we are of the view that the Restructuring Agreement, the Disposal and the Acquisition are fair and reasonable and are in the interests of CITIC Pacific and its shareholders as a whole.

4. Financial impact of the Disposal

4.1 Earnings and net asset value (the "NAV")

As set out in the Circular, CITIC Pacific will realize approximately HK$5,134 million in cash (excluding Special Dividend). The Board estimates that, with reference to the projected carrying value of the investment in Cathay and Dragonair but subject to the exact Completion date, an estimated profit of HK$2 billion will arise from the Transaction.

Given that CITIC Pacific will (i) recognize a gain on Disposal in the financial year ending 31 December 2006, and (ii) upon the Completion of the Disposal, the Group's NAV will increase for the amount of the gain on Disposal accordingly, we are of the view that the gain on Disposal to be recognized in the financial year 2006 and the increase of NAV is in the interests of the Group and its shareholders as a whole.

4.2 Gearing

Based on the audited financial statement of the Group as at 31 December 2005, we note that the Group had total cash and bank deposits balance of approximately HK$2,579 million (the "**Cash Balance**"). Upon Completion of the Disposal, the Cash Balance of the Group will increase by the amount of approximately HK$5,354 million, being part of the consideration of the Disposal (and a potential Special Dividend of approximately HK$220 million). As such, the net debt position of approximately HK$21,218 million as extracted from the audited financial statements of the Group as at 31 December 2005, being total debt minus the Cash Balance, will decrease by the same amount (i.e. HK$5,354 million).

4.3 Working Capital

Based on the audited financial statements of the Group as at 31 December 2005, the current assets and current liabilities of the Group were approximately HK$12,752 million and approximately HK$9,233 million respectively. The current ratio, being the current assets divided by current liabilities of the Group as at 31 December 2005, was approximately 1.38 times. Following the Completion of the Disposal, the current assets of the Group will increase to approximately HK$17,752 million, while the current liabilities of the Group will remain the same at approximately HK$9,233 million, as extracted from the audited financial statements of the Group as at 31 December 2005. As such, following the Completion of the Disposal, the Group's current ratio will increase as compared with the Group's current ratio before the Disposal.

Having considered the above as a whole, given that following the Completion of the Disposal, (i) the Group will recognize a gain on disposal for the financial year ending 31 December 2006; (ii) the Group's NAV will increase; (iii) the net debt position will decrease and the Group's net debt to equity ratio, being the total net debt divided by total equity, will decrease accordingly; and (iv) the Group's current ratio will increase, we are of the view that the financial impact of the Disposal to the Group is positive and is in the interests of CITIC Pacific and its shareholders as a whole.

OVERALL RECOMMENDATION

Having considered the principal factors referred to above, we are of the view that the Restructuring Agreement, the Disposal and the Acquisition are (i) on normal commercial terms; (ii) fair and reasonable; and (iii) in the interests of CITIC Pacific and its shareholders as a whole.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Harald W. A. Vogt
General Manager

Helen Ho
Head of Corporate Finance – M&A Advisory

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which were required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or were required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which he was taken or deemed to have under such provisions of the SFO) or the Model Code set out in the Listing Rules:

(i) *Shares in the Company:*

	Number of Shares				
Name of Director	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage of issued share capital (%)
Larry Yung Chi Kin		400,381,000			18.261
Henry Fan Hung Ling		3,000,000[1]		45,000,000[2]	2.189
Peter Lee Chung Hing	500,000				0.023
Norman Yuen Kee Tong	33,000				0.002
Vernon Francis Moore				3,200,000	0.146
Liu Jifu	40,000				0.002
Leslie Chang Li Hsien	30,000				0.001
Chau Chi Yin	236,000				0.011
Milton Law Ming To	3,000				0.0001
Wang Ande	50,000				0.002
Hansen Loh Chung Hon	1,050,000	500,000[3]	500,000[3]		0.071
André Desmarais		105,230,000[4]	75,000		4.803
Peter Kruyt *(alternate Director to Mr. André Desmarais)*	34,100				0.002

Notes:

1. Out of the 3,000,000 Shares of corporate interests, 1,200,000 Shares are to be allotted and issued to the relevant Director pursuant to share options exercised shortly prior to the Latest Practicable Date.

2. Out of the 45,000,000 Shares of trusts and similar interests, 400,000 Shares are to be allotted and issued to the relevant Director pursuant to share options exercised shortly prior to the Latest Practicable Date.

3. The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 Shares are held through a company in which the relevant Director and his family are interested.

4. Out of 105,230,000 Shares, 5,000,000 Shares are held by a corporation controlled by the relevant Director and 100,230,000 Shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.

(ii) Share options in the Company

Directors	Date of Grant	Number of share options granted	Options lapsed/ cancelled/ exercised	Number of share options outstanding	Percentage of issued share capital *(%)*
Larry Yung Chi Kin	28 May 2002	2,000,000	Nil	106,000,000	4.835
	1 Nov 2004	2,000,000			
	5 Dec 2005	100,000,000 *(Note)*			
	20 Jun 2006	2,000,000			
Henry Fan Hung Ling	20 Jun 2006	1,600,000	1,600,000	Nil	N/A
Peter Lee Chung Hing	28 May 2002	1,000,000	Nil	3,200,000	0.146
	1 Nov 2004	1,000,000			
	20 Jun 2006	1,200,000			
Norman Yuen Kee Tong	28 May 2002	500,000	Nil	1,500,000	0.068
	1 Nov 2004	500,000			
	20 Jun 2006	500,000			
Vernon Francis Moore	28 May 2002	1,000,000	Nil	2,700,000	0.123
	1 Nov 2004	1,000,000			
	20 Jun 2006	700,000			
Li Shilin	28 May 2002	300,000	Nil	300,000	0.014
Carl Yung Ming Jie	28 May 2002	300,000	Nil	1,400,000	0.064
	1 Nov 2004	500,000			
	20 Jun 2006	600,000			
Liu Jifu	28 May 2002	300,000	Nil	1,500,000	0.068
	1 Nov 2004	500,000			
	20 Jun 2006	700,000			
Leslie Chang Li Hsien	28 May 2002	300,000	Nil	1,600,000	0.073
	1 Nov 2004	500,000			
	20 Jun 2006	800,000			

Directors	Date of Grant	Number of share options granted	Options lapsed/ cancelled/ exercised	Number of share options outstanding	Percentage of issued share capital (%)
Chau Chi Yin	28 May 2002	300,000	Nil	1,600,000	0.073
	1 Nov 2004	500,000			
	20 Jun 2006	800,000			
Milton Law Ming To	28 May 2002	300,000	50,000	1,550,000	0.071
	1 Nov 2004	500,000			
	20 Jun 2006	800,000			
Wang Ande	1 Nov 2004	250,000	50,000	700,000	0.032
	20 Jun 2006	500,000			

Note: These 100,000,000 share options were granted by CITIC Hong Kong (Holdings) Limited ("CITIC HK"), a substantial shareholder of the Company (within the meaning of the Listing Rules).

(iii) *Shares in the associated corporation:*

Name of Director	Number of ordinary shares in Cathay Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage to the issued share capital (%)
Hansen Loh Chung Hon	450,000				0.013

(iv) *Share options in an associated corporation, CITIC Capital Holdings Limited:*

Directors	Date of Grant	Number of share options granted	Options lapsed/ cancelled/ exercised	Number of share options outstanding	Percentage of issued share capital (%)
Peter Lee Chung Hing	2 March 2005	15,000	Nil	25,000	0.089
	4 April 2006	10,000			
Vernon Francis Moore	2 March 2005	15,000	Nil	25,000	0.089
	4 April 2006	10,000			
Leslie Chang Li Hsien	2 March 2005	15,000	Nil	25,000	0.089
	4 April 2006	10,000			

The above options were granted by CITIC Capital Holdings Limited.

None of the Directors has had any direct or indirect interest in any assets which have since 31 December 2005 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

There is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

(b) Substantial shareholders of the Company

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates) had any interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(i) Interest in the Shares

Name	**Number of Shares of the Company**	**Percentage to the issued share capital (%)**
CITIC Group	635,919,285	29.004
CITIC HK	635,919,285	29.004
Heedon Corporation	496,386,285	22.640
Honpville Corporation	310,988,221	14.184

CITIC HK is a substantial shareholder of the Company (within the meaning of the Listing Rules) indirectly through the following wholly owned subsidiary companies:

Name of subsidiary companies of CITIC HK	**Number of Shares of the Company**	**Percentage to the issued share capital (%)**
Affluence Limited	46,089,000	2.102
Winton Corp.	30,718,000	1.401
Westminster Investment Inc.	101,960,000	4.650
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.471
Honpville Corporation	310,988,221	14.184
Hainsworth Limited	83,444,000	3.806
Southpoint Enterprises Inc.	10,000,000	0.456
Raymondford Company Limited	2,823,000	0.129

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the Shares beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company (within the meaning of the Listing Rules).

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

(ii) Short position in the Shares

Name	**Number of Shares of the Company**	**Percentage to the issued share capital (%)**
CITIC Group	100,000,000	4.561
CITIC HK	100,000,000	4.561

These are in respect of options granted by CITIC HK, a substantial shareholder of the Company (within the meaning of the Listing Rules), to Mr. Larry Yung Chi Kin.

As at the Latest Practicable Date, save as disclosed below, none of the Directors was a director or employee of a company which had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company

under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Larry Yung Chi Kin	CITIC Group	Director
	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
	Earnplex Corporation	Director & Shareholder
	Bloomfield Enterprises Corp.	Director & Shareholder
	Rockhampton Investments Limited	Director & Shareholder
Henry Fan Hung Ling	CITIC HK	Director
Vernon Francis Moore	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
Li Shilin	CITIC Group	Director
Carl Yung Ming Jie	Earnplex Corporation	Director
Liu Jifu	CITIC HK	Director
Leslie Chang Li Hsien	Honpville Corporation	Director

(c) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates or a member of the Group) was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Adwood Company Limited	Silverstone Assets Limited	30%
Astron Enterprises Holdings Corp.	Oridon Enterprises Corp.	15%
New Hong Kong Tunnel Company Limited	Kumagai International Limited	13.875%
Sims Trading (Macau) Company Limited	Mr. Ma Iao Hang	10%
	Mr. Ma Chi Seng	10%
	Mr. Ka Lon Ho	10%

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Maxiwin Assets Holdings Ltd.	Koling Enterprises Corp.	18.18%
Modus Enterprises Holdings Inc.	Koling Enterprises Corp.	26.67%
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong Dragon Airlines Limited	30%
Triangle – Isuzu Motors Limited	Isuzu Motors Limited	40%
DAS Nordisk Limited	Hydro Asia Pacific Pte. Ltd.	30%
DAS Aviation Support Limited	Hong Kong Dragon Airlines Limited	30%
Bright Billion Limited	Jungle Investment Limited	10%
Alixon Co. Ltd.	RFC Management Limited	10%
Prosperity Motors Limited	Xin Kang Heng Holdings Limited	40%
Fishman Technology Limited	Mr. Wu Xisang	15%
Firestone Technology Holdings Limited	Mr. Wu Xisang	15%
Easyband Broadband Holdings Limited	Mr. Wu Xisang	15%
Dah Chong Hong Motor Service Centre (Macau) Limited	Xin Kang Heng Holdings Limited	40%
Dong Chong Motors (China) Limited	Tokyo Boeki Ltd.	32.25%
Hang Shun Fat Company, Limited	Honorway Investments Limited	11.8%
	Wideland Investors Limited	11.8%
	Mr. Leung Kau Kui, deceased	11.8%
Wah Luen Fung Company, Limited	Marvel Sweet Management Ltd.	15%
	Wideland Investors Limited	15%
Asia Pacific Internet Exchange Limited	HKIX Hong Kong Ltd.	25%
Ko Lok Investment Company, Limited	Marvel Sweet Management Ltd.	40%
Goldenburg Properties Limited	Gorich Traders Limited	30%
Dah Chong Hong (Macao) Engineering Limited	Mr. Ma Iao Hang	20%
	Mr. Liu Chak Wan	20%

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Dah Chong Hong Macau Total Supply Chain Management Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
Dah Chong Hong Macau Food Supply Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
Dah Chong Hong Macau Logistics Warehouse Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
DCH Supply Chain Management Company Limited	Excel Epoch International Limited	20%
Mainstream Holdings Limited	IBP Caribbean Inc.	45%
Regal Heights Limited	Perdue Farms Incorporated	40%
Winway Investments Holdings Corp.	Rising Sun Investments Holdings Ltd.	38%
Join Resources Limited	Swire Properties Limited	16.67%

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital
Guangdong Jing Yun Distribution Co., Ltd.	Guangdong Huada Distribution Company	10%
無錫太湖景發展有限公司 (Wuxi Taihu Jing Development Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
無錫太湖苑置業有限公司 (Wuxi Taihu Yuan Property Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
無錫太湖美生態環保有限公司 (Wuxi Taihu Mei Environmental Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	Jiangyin Steel Mill	10.6%
	Bright Trinity Enterprises Ltd.	11.62%

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital
Jiangyin Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.7%
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	Jiangyin Steel Mill	11.7%
Wuxi Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.7%
Kunming Dah Chong Motor Service Co., Ltd.	雲南客車廠 (Yunnan Coach Factory)	30%
Guangdong Dah Chong Foodstuffs Co., Ltd.	Guangdong International Trade Travel Service Ltd.	30%
Qingdao Adachi Paints and Chemical Materials Co., Ltd.	New Asia Pacific Group Co. Ltd.	25%
Shanghai DCH Jiangnanfeng Co., Ltd.	Shanghai Agriculture Investment Holding Co., Ltd.	12.67%
	Shanghai Pudong Huilun Enterprise Holding Co., Ltd.	10.56%
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	COFCO (Shenzhen) Co., Ltd.	30%
Dalian CP Digital Technology Co., Ltd.	大連儀表集團有限公司 (Dalian Instrument Group Co., Ltd.)	19.5%
上海中信泰富廣場有限公司 (Shanghai CITIC Square Co., Ltd.)	上海靜安城商貿有限公司 (Shanghai Jingan City Trading Co., Ltd.)	10%
中信泰富萬寧(聯合)開發有限公司 (CITIC Pacific Wanning United Development Company Limited)	萬寧市土地開發整理儲備中心 (Wanning Municipality Land Reserve Bureau)	20%
江陰興澄置業有限公司 (Jiangyin Xingcheng Properties Co., Ltd.)	中聯投資有限公司 (Sino Explorer Investments Limited)	30%

Although the information relating to these joint venture companies have been set out under this section, such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders general meetings as, subsidiaries of the Company established in other jurisdictions.

3. MATERIAL ADVERSE CHANGE

Save as disclosed in this circular, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, the date to which the latest published audited accounts of the Company were made up.

4. EXPERT

(a) The qualifications of the Independent Financial Adviser who has given advice contained in this circular are set out as follows:

Name	Qualification
Commerzbank	(acting through its Hong Kong branch) a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an authorised financial institution under the SFO to carry out type 1 (dealing in securities), 4 (advising on securities), and 6 (advising on corporate finance) regulated activities as set out in Schedule 5 of the SFO

(b) Commerzbank has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) Commerzbank has confirmed that it does not have any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2005, being the date to which the latest published audited consolidated financial statements of the Company were made up.

(d) Commerzbank has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or report (as the case may be) and references to its name in the form and context in which it appears.

(e) The letter from Commerzbank is given as of the date of this circular for incorporation herein.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

6. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

7. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates have any interest in a business which competes or is likely to compete with the business of the Group.

8. GENERAL

(a) The secretary of the Company is Ms. Alice Tso Mun Wai, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Leslie Chang Li Hsien, HKICPA, AICPA, NYSSCPA.

(b) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection on any weekday (Saturdays and Sundays excepted) during business hours at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong from the date of this circular up to and including 21 August 2006:

(a) the Restructuring Agreement;

(b) the Shareholders Agreement;

(c) the letter from the Independent Board Committee, the text of which is set out in the section headed "Letter from the Independent Board Committee" of this circular; and

(d) the letter from the Independent Financial Adviser, the text of which is set out in the section headed "Letter from the Independent Financial Adviser" of this circular.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of CITIC Pacific Limited will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on 21 August 2006 at 4:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) the entering into of the Restructuring Agreement by the Company (a copy of which agreement has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) and the Transaction are hereby approved (terms defined in the circular to shareholders of the Company dated 30 June 2006 having the same meanings when used in this resolution); and

(b) any one Director of the Company, or any two Directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements, to effect such amendments to, and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in the Restructuring Agreement and/or the Transaction."

By order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 30 June 2006

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(ii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

註冊辦事處:
香港中環
添美道一號
中信大廈三十二樓

附註:

(i) 有權出席上述大會並於會上投票之股東,均有權委任一名代表代其出席投票,並於以按股數表決時代其投票。受委代表毋須為本公司股東。

(ii) 代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之此等文件副本,最遲須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決(視情況而定)之舉行時間48小時前送達本公司註冊辦事處,方為有效。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

大會通告

茲通告中信泰富有限公司謹訂於二零零六年八月二十一日下午四時正假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東特別大會,藉以考慮並酌情通過(不論有否修訂)下列決議案為普通決議案:

普通決議案

「**動議**:

(a) 批准本公司訂立重組協議(註有「A」字樣的協議副本已提呈大會,並由大會主席簽署以資識別)及交易(本決議案所用詞彙與本公司於二零零六年六月三十日寄發予股東的通函所界定者相同);及

(b) 授權本公司任何一位董事、或本公司任何兩位董事(倘若需要加蓋公司鋼印)代表本公司簽署所有其他相關文件、契據及協議,及進行其認為附帶、配合或有關重組協議及/或交易構想的所有相關行動或事宜或作出修訂。」

承董事會命
公司秘書
曹敏慧

香港,二零零六年六月三十日

6. 服務合約

各董事概無與本公司或其任何附屬公司訂立或建議訂立任何服務合約(並非於一年內屆滿或僱主可於一年內終止而毋須給予補償(法定補償除外)的合約)。

7. 競爭權益

據董事所知,概無董事或彼等各自的聯繫人士於與本集團業務競爭或可能構成競爭的業務中擁有權益。

8. 一般事項

(a) 本公司秘書為曹敏慧女士,ACIS, MA,而本公司根據上市規則第3.24條委任的合資格會計師為張立憲先生,HKICPA, AICPA, NYSSCPA。

(b) 本公司的註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司的股份過戶登記處為登捷時有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(d) 本通函的中、英文版本如有任何歧義,概以英文版本為準。

9. 備查文件

下列文件由本通函刊發日期起至二零零六年八月二十一日止期間週日(星期六、日除外)辦公時間內,於本公司註冊辦事處可供查閱,地址為香港中環添美道一號中信大廈三十二樓:

(a) 重組協議;

(b) 股東協議;

(c) 獨立董事委員會函件,全文載於本通函「獨立董事委員會函件」一節;及

(d) 獨立財務顧問函件,全文載於本通函「獨立財務顧問函件」一節。

3. 重大不利轉變

除本通函披露者外，就董事所知，本集團自二零零五年十二月三十一日（即本公司最近期已刊發經審核賬目的結算日）以來的財務或交易狀況概無出現重大不利轉變。

4. 專業人士

(a) 於本通函提供意見的獨立財務顧問的資格如下：

名稱	資格
德國商業銀行	透過其香港分行經營，為香港法例第155章銀行業條例下的持牌銀行，根據證券及期貨條例可進行證券及期貨條例附表五所載第1類（證券交易）、第4類（就證券提供意見）及第6類（就機構融資提供意見）受規管活動的認可財務機構

(b) 德國商業銀行確認，並無於本集團任何成員公司擁有任何股權或認購或委派他人認購本集團任何成員公司證券的權利（不論可依法強制執行與否）。

(c) 德國商業銀行確認自二零零五年十二月三十一日，即本公司最近期已刊發經審核綜合財務報表的結算日以來，彼等並無於本集團任何成員公司所購入或出售或租賃的任何資產，或於本集團任何成員公司擬購入或出售或租賃的任何資產中擁有任何直接或間接權益。

(d) 德國商業銀行就本通函的刊發發出書面同意書，同意按本通函所載格式及涵義轉載其函件或報告（視情況而定）以及引述其名稱，且迄今並無撤回其同意書。

(e) 德國商業銀行於本通函刊發日期發出以供載入本通函的函件。

5. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償，且就董事所知，本公司或其任何附屬公司亦無任何尚未了結或蒙受威脅的重大訴訟或索償。

附屬公司名稱（為於中國成立及無股東大會概念的合營公司）(#)	股東名稱	佔註冊資本百分比
江陰興澄鋼材有限公司	江陰鋼廠有限公司	11.7%
江陰興澄儲運有限公司	江陰鋼廠有限公司	11.7%
無錫興澄鋼材有限公司	江陰鋼廠有限公司	11.7%
昆明－大昌汽車服務有限公司	雲南客車廠	30%
廣東大昌食品有限公司	廣東國際貿易旅游有限公司	30%
青島安達塗料化學材料有限公司	青島新亞太國際貿易有限公司	25%
上海大昌江南鳳有限公司	上海市農業投資總公司	12.67%
	上海浦東滙侖實業總公司	10.56%
深圳中糧大昌食品有限公司	中糧集團（深圳）有限公司	30%
大連泰富數碼科技有限公司	大連儀表集團有限公司	19.5%
上海中信泰富廣場有限公司	上海靜安城商貿有限公司	10%
中信泰富萬寧（聯合）開發有限公司	萬寧市土地開發整理儲備中心	20%
江陰興澄置業有限公司	中聯投資有限公司	30%

儘管本節已載列有關此等合營公司的資料，但根據有關法律在中國成立的合營公司的資本架構有別於本公司在其他司法地區成立的附屬公司，彼此對於股東大會的概念亦不盡相同。

附屬公司名稱	股東名稱	佔已發行股本百分比
大昌行澳門供應鏈管理有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行澳門食品有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行澳門物流倉儲發展有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行供應鏈管理有限公司	卓代國際有限公司	20%
華新控股有限公司	IBP Caribbean Inc.	45%
新競有限公司	Perdue Farms Incorporated	40%
雲威投資控股有限公司	Rising Sun Investments Holdings Ltd.	38%
創資有限公司	太古地產有限公司	16.67%

附屬公司名稱(為於中國成立及無股東大會概念的合營公司)(#)	股東名稱	佔註冊資本百分比
廣東精運物流有限公司	廣東省華大物流總公司	10%
無錫太湖景發展有限公司	無錫市國聯發展(集團)有限公司	30%
無錫太湖苑置業有限公司	無錫市國聯發展(集團)有限公司	30%
無錫太湖美生態環保有限公司	無錫市國聯發展(集團)有限公司	30%
江蘇泰富興澄特殊鋼有限公司	江陰鋼廠有限公司	10.6%
	天水投資有限公司	11.62%

附屬公司名稱	股東名稱	佔已發行股本百分比
Maxiwin Assets Holdings Ltd.	Koling Enterprises Corp.	18.18%
慕迪有限公司	Koling Enterprises Corp.	26.67%
大昌—港龍機場地勤設備服務有限公司	港龍航空有限公司	30%
合眾—五十鈴汽車有限公司	Isuzu Motors Limited	40%
大昌－港龍空運設備有限公司	Hydro Asia Pacific Pte. Ltd.	30%
大昌－港龍航材支援有限公司	港龍航空有限公司	30%
亮億有限公司	Jungle Investment Limited	10%
源森有限公司	RFC Management Limited	10%
合盈汽車有限公司	新康恒集團有限公司	40%
漁人科技有限公司	吳錫桑先生	15%
火石科技控股有限公司	吳錫桑先生	15%
易邦寬頻控股有限公司	吳錫桑先生	15%
大昌行汽車服務中心(澳門)有限公司	新康恒集團有限公司	40%
東昌汽車(中國)有限公司	東京貿易株式會社	32.25%
恒順發有限公司	恒威投資有限公司	11.8%
	偉倫有限公司	11.8%
	梁銶琚先生(已故)	11.8%
華聯豐有限公司	Marvel Sweet Management Ltd.	15%
	偉倫有限公司	15%
亞太互聯網交換中心有限公司	HKIX Hong Kong Ltd.	25%
高樂置業有限公司	Marvel Sweet Management Ltd.	40%
Goldenburg Properties Limited	Gorich Traders Limited	30%
大昌行(澳門)工程有限公司	馬有恒先生	20%
	廖澤雲先生	20%

披露的公司的董事或僱員，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司的股東大會上投票的任何類別股本面值10%或以上權益：

董事姓名	擁有須予披露權益或淡倉的公司名稱	於該公司職位
榮智健	中國中信集團公司	董事
	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
	Earnplex Corporation	董事及股東
	Bloomfield Enterprises Corp.	董事及股東
	Rockhampton Investments Limited	董事及股東
范鴻齡	中信香港	董事
莫偉龍	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
李士林	中國中信集團公司	董事
榮明杰	Earnplex Corporation	董事
劉基輔	中信香港	董事
張立憲	Honpville Corporation	董事

(c) 於本集團其他成員公司的主要股權

除本通函披露者外，於最後實際可行日期，據董事或本公司行政總裁所知悉，概無人士（董事或本公司行政總裁或彼等各自的聯繫人士或本集團成員公司除外）直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司的股東大會投票的任何類別股本面值10%或以上權益：

附屬公司名稱	股東名稱	佔已發行股本百分比
Adwood Company Limited	Silverstone Assets Limited	30%
Astron Enterprises Holdings Corp.	Oridon Enterprises Corp.	15%
新香港隧道有限公司	Kumagai International Limited	13.875%
慎昌（澳門）有限公司	馬有恒先生	10%
	馬志成先生	10%
	Ka Lon Ho先生	10%

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited、Southpoint Enterprises Inc.及Raymondford Company Limited分別實益持有股份。因此，Honpville Corporation亦為本公司主要股東（定義見上市規則）。

中國中信集團公司為中信香港的直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited的直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation的直接控股公司，Kotron Company Ltd.為Cordia Corporation的直接控股公司，Affluence Limited為Man Yick Corporation的直接控股公司，Man Yick Corporation為Raymondford Company Limited的直接控股公司，而Barnsley Investments Limited為Southpoint Enterprises Inc.的直接控股公司。因此，中國中信集團公司於本公司的權益，與中信香港於本公司的權益重疊。中信香港於本公司的權益，與上述全部由其直接及間接擁有的附屬公司於本公司的權益重疊。Heedon Corporation於本公司的權益，與上述全部由其直接及間接擁有的附屬公司於本公司的權益重疊。Affluence Limited於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。Man Yick Corporation於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。Barnsley Investments Limited於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊，而Kotron Company Ltd.於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。

(ii)　股份的淡倉

名稱	本公司股份數目	佔已發行股本百分比
		(%)
中國中信集團公司	100,000,000	4.561
中信香港	100,000,000	4.561

此等淡倉與本公司主要股東（定義見上市規則）中信香港授予榮智健先生的購股權有關。

除下文所披露者外，於最後實際可行日期，並無董事為任何於股份及相關股份中擁有權益或淡倉而根據證券及期貨條例第XV部第2及第3分部規定須向本公司

概無董事於本集團任何成員公司自二零零五年十二月三十一日（即本公司最近期已刊發經審核財務報表的結算日）所購入或出售或租賃或擬購入或出售或租賃的任何資產中直接或間接擁有任何權益。

各董事概無於與本集團業務有重要關係的合約或安排（於最後實際可行日期仍然生效）中擁有重大權益。

(b)　**本公司主要股東**

除本通函披露者外，任何董事或本公司行政總裁並不知悉有任何人士（董事或本公司行政總裁或彼等各自的聯繫人士除外）於最後實際可行日期在股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部的規定須向本公司披露的任何權益或淡倉：

(i)　股份的權益

名稱	**本公司股份數目**	**佔已發行股本百分比** *(%)*
中國中信集團公司	635,919,285	29.004
中信香港	635,919,285	29.004
Heedon Corporation	496,386,285	22.640
Honpville Corporation	310,988,221	14.184

中信香港透過下列全資附屬公司間接成為本公司主要股東（定義見上市規則）：

中信香港的附屬公司名稱	**本公司股份數目**	**佔已發行股本百分比** *(%)*
Affluence Limited	46,089,000	2.102
Winton Corp.	30,718,000	1.401
Westminster Investment Inc.	101,960,000	4.650
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.471
Honpville Corporation	310,988,221	14.184
Hainsworth Limited	83,444,000	3.806
Southpoint Enterprises Inc.	10,000,000	0.456
Raymondford Company Limited	2,823,000	0.129

董事	授出日期	授出購股權數目	已作廢／註銷／行使的購股權	未行使購股權數目	佔已發行股本百分比 (%)
周志賢	二零零二年五月二十八日	300,000	無	1,600,000	0.073
	二零零四年十一月一日	500,000			
	二零零六年六月二十日	800,000			
羅銘韜	二零零二年五月二十八日	300,000	50,000	1,550,000	0.071
	二零零四年十一月一日	500,000			
	二零零六年六月二十日	800,000			
王安德	二零零四年十一月一日	250,000	50,000	700,000	0.032
	二零零六年六月二十日	500,000			

*附註：*該100,000,000股購股權乃由本公司主要股東（定義見上市規則）中信（香港集團）有限公司（「中信香港」）授出。

(iii) 相聯法團股份：

董事姓名	於國泰航空的普通股數目 個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比 (%)
陸鍾漢	450,000				0.013

(iv) 於相聯法團中信資本控股有限公司的購股權：

董事	授出日期	授出購股權數目	已作廢／註銷／行使的購股權	未行使購股權數目	佔已發行股本百分比 (%)
李松興	二零零五年三月二日	15,000	無	25,000	0.089
	二零零六年四月四日	10,000			
莫偉龍	二零零五年三月二日	15,000	無	25,000	0.089
	二零零六年四月四日	10,000			
張立憲	二零零五年三月二日	15,000	無	25,000	0.089
	二零零六年四月四日	10,000			

上述的購股權乃由中信資本控股有限公司授出。

附註：

1. 該3,000,000股法團權益之股份中，1,200,000股股份將根據在最後實際可行日期前不久所行使的購股權而配發及發行予相關董事。

2. 該45,000,000股信託及類似權益之股份中，400,000股股份將根據在最後實際可行日期前不久所行使的購股權而配發及發行予相關董事。

3. 由於該500,000股股份乃透過一間由有關董事及其家族擁有的公司持有，故有關董事持有的法團權益與其家族權益重疊。

4. 該105,230,000股股份中，5,000,000股股份乃透過一間由有關董事控制的法團持有，而100,230,000股股份乃透過一間由有關董事出任主席兼聯席行政總裁的法團間接持有。

(ii) 本公司的購股權：

董事	授出日期	授出購股權數目	已作廢／註銷／行使的購股權	未行使購股權數目	佔已發行股本百分比 (%)
榮智健	二零零二年五月二十八日	2,000,000	無	106,000,000	4.835
	二零零四年十一月一日	2,000,000			
	二零零五年十二月五日	100,000,000 (附註)			
	二零零六年六月二十日	2,000,000			
范鴻齡	二零零六年六月二十日	1,600,000	1,600,000	無	不適用
李松興	二零零二年五月二十八日	1,000,000	無	3,200,000	0.146
	二零零四年十一月一日	1,000,000			
	二零零六年六月二十日	1,200,000			
阮紀堂	二零零二年五月二十八日	500,000	無	1,500,000	0.068
	二零零四年十一月一日	500,000			
	二零零六年六月二十日	500,000			
莫偉龍	二零零二年五月二十八日	1,000,000	無	2,700,000	0.123
	二零零四年十一月一日	1,000,000			
	二零零六年六月二十日	700,000			
李士林	二零零二年五月二十八日	300,000	無	300,000	0.014
榮明杰	二零零二年五月二十八日	300,000	無	1,400,000	0.064
	二零零四年十一月一日	500,000			
	二零零六年六月二十日	600,000			
劉基輔	二零零二年五月二十八日	300,000	無	1,500,000	0.068
	二零零四年十一月一日	500,000			
	二零零六年六月二十日	700,000			
張立憲	二零零二年五月二十八日	300,000	無	1,600,000	0.073
	二零零四年十一月一日	500,000			
	二零零六年六月二十日	800,000			

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，致使當中所載任何內容產生誤導。

2. 權益披露

(a) 董事及行政總裁的證券權益

除下文所披露者外，於最後實際可行日期，各董事及本公司行政總裁概無於本公司或其相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有根據證券及期貨條例第352條必須列入該條所指登記冊內，或必須根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例有關規定被認為或被視作擁有的權益及淡倉)或上市規則所載標準守則向本公司及聯交所申報的權益或淡倉：

(i) 本公司股份：

	股份數目				
董事姓名	個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比 (%)
榮智健		400,381,000			18.261
范鴻齡		3,000,000[1]		45,000,000[2]	2.189
李松興	500,000				0.023
阮紀堂	33,000				0.002
莫偉龍				3,200,000	0.146
劉基輔	40,000				0.002
張立憲	30,000				0.001
周志賢	236,000				0.011
羅銘韜	3,000				0.0001
王安德	50,000				0.002
陸鍾漢	1,050,000	500,000[3]	500,000[3]		0.071
德馬雷		105,230,000[4]	75,000		4.803
彼得•克萊特 *(德馬雷先生的替任董事)*	34,100				0.002

經對以上所述作出整體考慮後，鑒於在出售完成後：(i) 貴集團將於截至二零零六年十二月三十一日止財政年度確認出售收益；(ii) 貴集團的資產淨值將會增加；(iii) 貴集團的淨負債將會減少，淨負債對股本比率（淨負債總額除以總股本）也將隨之下降；及(iv) 貴集團流動比率將會增加，吾等認為，出售對 貴集團帶來正面的財務影響，且符合中信泰富及其股東的整體利益。

整體推薦建議

經考慮以上所述的主要因素後，吾等認為，重組協議、出售及收購事項 (i)乃按一般商業條款進行；(ii)屬公平合理；及(iii)符合中信泰富及其股東的整體利益。

此致

獨立董事委員會及列位獨立股東 台照

代表
德國商業銀行香港分行

富國德 *香港分行行長*

何婉儀 *企業融資（併購業務）主管*

謹啟

二零零六年六月三十日

4. 出售的財務影響

*4.1 盈利與資產淨值(「**資產淨值**」)*

誠如通函所載,中信泰富將可套現約港幣五十一億三千四百萬元(不包括特別股息)。經參考國泰航空投資及港龍航空投資的預測賬面值,董事會估計,該項交易所帶來的估計溢利將達港幣二十億元(視確實完成日期而定)。

鑒於中信泰富將:(i)於截至二零零六年十二月三十一日止財政年度確認出售收益,及(ii)出售完成後, 貴集團的資產淨值將相應增加,新增數額相當於出售的收益,因此吾等認為,將於二零零六年財政年度確認的出售收益,以及資產淨值的增長,符合 貴集團及其股東的整體利益。

4.2 資產負債率

根據 貴集團截至二零零五年十二月三十一日止年度的經審核財務報表,吾等注意到 貴集團約有總額港幣二十五億七千九百萬元的現金及銀行結餘(「**現金結餘**」)。於出售完成後, 貴集團的現金結餘將增加約港幣五十三億五千四百萬元,即出售的部分代價(以及潛在特別股息約港幣二億二千萬元)。如此,摘錄自 貴集團於二零零五年十二月三十一日經審核財務報表的淨負債約港幣二百一十二億一千八百萬元(相等於總負債減現金結餘),將按相同金額而減少(即港幣五十三億五千四百萬元)。

4.3 營運資金

根據 貴集團截至二零零五年十二月三十一日止年度的經審核財務報表, 貴集團的流動資產及流動負債,分別約為港幣一百二十七億五千二百萬元及港幣九十二億三千三百萬元。 貴集團於二零零五年十二月三十一日止的流動比率(即流動資產除以流動負債)約為1.38倍。根據摘錄自 貴集團於二零零五年十二月三十一日經審核財務報表的資料,於出售完成後, 貴集團的流動資產將增加至約港幣一百七十七億五千二百萬元,而 貴集團的流動負債將維持約港幣九十二億三千三百萬元。因此,於出售完成後, 貴集團的流動比率將較出售前有所增加。

(ii) 太古公司同意，除非經其他方事先給予書面同意，太古公司及其集團於國泰航空股本的實益將不多於44.90%（如(i)中信泰富及其集團或(ii)國航及其集團各自於國泰航空股本的綜合實益總額增至22.45%以上，則不多於49.90%）；

(iii) (i)中信泰富及(ii)國航及中航興業各自同意，除非經其他方事先給予書面同意，中信泰富及其集團與國航及其集團分別於國泰航空股本的綜合實益總額將不多於29.99%；

(iv) 中信泰富、國航及中航興業已同意，除非太古公司事先給予書面同意，三者於國泰航空股本的綜合實益（包括其集團的實益）將不多於40%或太古公司及其集團於國泰航空股本的實益百分率（以較低者為準）；及

(v) 只要其中一名國泰航空股東（連同其集團）（直接或間接）於國泰航空股本所佔的實益達15%或以上，該股東將不會向國泰航空提出收購要約或接受第三方的收購要約，除非該要約是由國泰航空董事局建議作出。

經對以上所述作出整體考慮後，鑒於(i)出售非核心資產符合 貴集團的企業策略；(ii)出售為截至二零零六年十二月三十一日止年度（假設於截至二零零六年十二月三十一日止財政年度前完成）套現約港幣五十一億三千四百萬元（不包括特別股息），並實現估計溢利約港幣二十億元（視確實完成日期而定）；(iii)保留國泰航空17.5%股權可持續受惠於香港和中國航空業的增長潛力；(iv)鑒於出售的估值遠超過任何相類公司的估值基準；及(v)發行價公平合理，因此吾等認為，重組協議、出售及收購事項屬公平合理，且符合中信泰富及其股東的整體利益。

3. 完成後

3.1 國泰航空的股權架構:

完成後,中信泰富將繼續持有相當數量的國泰航空股權。

	完成前國泰航空主要股東持股情況	
	國泰航空股份數目	國泰航空股份百分率
太古公司	1,566,233,246	46.30%
中信泰富	859,353,462	25.40%
公眾	957,197,640	28.30%
總計	3,382,784,348	100.00%

	完成後國泰航空主要股東持股情況	
	國泰航空股份數目	國泰航空股份百分率
太古公司	1,572,332,028	40.00%
中信泰富	687,895,263	17.50%
中航興業	288,596,335	7.34%
國航	399,298,928	10.16%
公眾	982,707,518	25.00%
總計	3,930,830,072	100.00%

3.2 股東協議

根據股東協議,中信泰富、國航、中航興業及太古公司同意(其中包括)以下事項:

(i) 國泰航空董事局成員將包括四名由太古公司提名的非常務董事、兩名由中信泰富及兩名由國航提名的非常務董事、五名由太古公司提名的常務董事及四名獨立非常務董事,但在若干情況下須予調整;

吾等注意到，發行價較國泰航空股份於(i)最後交易日的收市價；(ii)至最後交易日止（包括該日在內）十個交易日的平均收市價；以及(iii)最後交易日止（包括該日在內）三十個交易日的平均收市價，均有小幅度的溢價。吾等注意到，國泰航空是恒生指數（「**恒指**」）的成份股，其股價的波幅與恒指存在密切關係。誠如下列所列示，當恒指最後交易日前三十個交易日至最後交易日期間下跌，國泰航空的股價亦錄得相近的跌幅。

國泰航空股價與恒指比較


HK$14.0
HK$13.5
HK$13.0
HK$12.5
18,000
17,000
16,000
15,000
國泰航空股價
恒指
二零零六年四月十九日
二零零六年四月二十四日
二零零六年四月二十七日
二零零六年五月二日
二零零六年五月四日
二零零六年五月九日
二零零六年五月十二日
二零零六年五月十七日
二零零六年五月二十二日
二零零六年五月二十五日
二零零六年五月二十九日
二零零六年六月二日
國泰航空
恒指

若從較長線的角度觀之，吾等注意到，於比較期間國泰航空股份的平均收市價，約有3.14%的折讓。

鑒於中信泰富是國泰航空的長線股東，吾等認為，將發行價與較長期間的平均收市價比較，是恰當的做法。鑒於發行價每股港幣13.50元剛好是三十日平均收市價（每股國泰航空股份港幣13.40元）與一百八十日平均收市價（每股國泰航空股份港幣13.60元）的中位價，發行價反映了國泰航空股份在公開市場的短期及長線股價表現。因此，吾等認為發行價屬公平合理，且符合中信泰富及其股東的整體利益。

- 國泰航空股份暫停交易前的30日平均收市價港幣13.40元約0.76%的溢價；

- 國泰航空股份暫停交易前的90日平均收市價港幣13.79元約2.10%的折讓；及

- 國泰航空股份暫停交易前的180日平均收市價港幣13.60元約0.72%的折讓。

吾等審議了國泰航空股份從二零零五年一月一日至最後交易日（包括該日在內）（「**比較期間**」）的股價表現。誠如下表所示，國泰航空股份在比較期間的收市價介乎港幣12.05元至港幣15.00元，平均收市價港幣13.94元。

國泰航空股價表現


15.50
15.00
14.50
14.00
13.50
13.00
12.50
12.00
國泰航空股價
發行價港幣13.50元
二零零五年一月三日
二零零五年二月三日
二零零五年三月三日
二零零五年四月三日
二零零五年五月三日
二零零五年六月三日
二零零五年七月三日
二零零五年八月三日
二零零五年九月三日
二零零五年十月三日
二零零五年十一月三日
二零零五年十二月三日
二零零六年一月三日
二零零六年二月三日
二零零六年三月三日
二零零六年四月三日
二零零六年五月三日
二零零六年六月三日
日期

2.3　國泰航空股份的發行價

作為出售港龍航空股份代價的一部分，中信泰富將會按每股國泰航空股份港幣13.50元（約相當於港幣二十五億六千五百萬元）（「**發行價**」）獲得189,976,645股新國泰航空股份，約佔國泰於緊接完成前已發行股本約5.62%權益。完成後，中信泰富將繼續保留於國泰航空17.5%的權益。由於按發行價發行國泰股份，是出售代價的一部分，因此撇除上文第1.3節所述其他策略性考慮因素之外，中信泰富收取189,976,645股新國泰航空股份，或收取同等價值的現金，實質上並無分別。

董事確認，發行價乃經各方在特別參照國泰航空股份現時及近期的平均成交價後，按公平原則磋商釐定。

評估發行價的公平及合理性時，吾等已查核了國泰航空股份從過去六個月至最後交易日分別的收市價。

	國泰航空股份平均每日收市價	**以發行價為基準的溢價／（折讓）**
	港元	*%*
最後交易日	12.95	4.25
直至並包括最後交易日前的10個交易日	12.93	4.45
直至並包括最後交易日前的30個交易日	13.40	0.76
直至並包括最後交易日前的90個交易日	13.79	(2.10)
直至並包括最後交易日前的180個交易日	13.60	(0.72)

*資料來源：*彭博

發行價為：

- 國泰航空股份暫停交易前最後交易日的國泰航空股份收市價港幣12.95元約4.25%的溢價；

- 國泰航空股份暫停交易前的10日平均收市價港幣12.93元約4.45%的溢價；

(i) 市價盈利率

吾等根據港龍航空截至二零零五年十二月三十一日止年度的經審核綜合財務報表，計算了出售的市盈率。吾等注意到，港龍航空截至二零零五年十二月三十一日止年度的扣除税項及非經常性項目後純利為港幣三億元。因此，出售的引伸市盈率約為33.3倍。

根據二零零六年六月二日(即發表聯合公告前最後一個交易日)(「**最後交易日**」)的收市價計算，相類公司的市盈率介乎約12.81倍至約28.97倍，平均為18.35倍。出售約33.3倍的引伸市盈率，遠高於相類公司的最高市盈率及平均市盈率。

(ii) 市價賬面值比率

吾等根據港龍航空截至二零零五年十二月三十一日止年度的經審核綜合財務報表，計算了出售的市價賬面值比率。吾等注意到，港龍航空截至二零零五年十二月三十一日止年度的賬面淨值為港幣三十一億五千五百萬元。因此，出售的引伸市價賬面值比率約為3.17倍。

根據最後交易日的收市價，相類公司的市價賬面值比率介乎約0.87倍至約2.09倍，平均比率為1.33倍。出售約3.17倍的市價賬面值比率，亦遠高於相類公司的最高市價賬面值比率及平均市價賬面值比率。

吾等認為，市盈率和市價賬面值比率是常用的估值基準，能反映一家公司的價值。鑒於(i)市場內缺乏相近規模的已公佈相類交易，及(ii)各方釐定港龍航空的估值時，已考慮相類航空公司的交易倍數，因此吾等認為，採用市盈率和市價賬面值比率作為形成吾等對出售的意見的參數，乃屬合理之舉。

鑒於出售的市盈率及市價賬面值比率遠超過相類公司，吾等認為，出售的代價屬公平合理，且符合中信泰富及其股東的整體利益。

2.2 考慮基準

根據聯合公告所述，吾等注意到，港龍航空的估值為港幣一百億元。港龍航空股份的估值是各方通過公平磋商而釐定的，並已考慮：(i)港龍航空的基本價值；(ii)中航興業的市價（於最後交易日的收市價為港幣1.97元）；(iii)相類航空公司的交易倍數；及(iv)國泰航空全面擁有港龍航空的好處；及(v)合併業務所締造的潛在協同效應。

吾等與董事討論後，得悉港龍航空的估值並沒有估值報告。根據聯合公告所述，目前港龍航空港幣一百億元的估值是由各方通過公平磋商而釐定的。吾等在考慮港龍航空的估值是否公平合理的過程中，已根據交易中常用的交易倍數進行分析，尤其是市價盈利比率（「**市盈率**」）和市價賬面值比率（「**市價賬面值比率**」）。

吾等挑選了下列五家上市公司（「**相類公司**」），這等公司：(i)是香港聯合交易所上市公司中僅有的航空公司，及(ii)其主要業務與國泰航空及港龍航空相近。

相類公司	**彭博編號**	**市價賬面值比率***	**市盈率***
中國東方航空股份有限公司	670	0.93	不適用
中國南方航空股份有限公司	1055	0.87	不適用
中航興業	1110	2.09	28.97
國航	753	1.52	12.81
國泰航空	293	1.25	13.25
平均		1.33	18.35
出售		**3.17**	**33.33**

* *截至二零零六年六月二日為止（暫停買賣前最後成交日期）*

資料來源： 彭博

附註： 市盈率及市價賬面值比率根據各公司截至二零零五年十二月三十一日止年度的往績純利和資產淨值而計算。

此外，根據重組協議，太古公司與中信泰富已同意向國泰航空董事局建議，由國泰航空在完成後於可行範圍內儘快，及於任何情況下，不遲於完成後的六十天內支付一項特別中期股息，股息為每股國泰航空股份港幣0.32元（「**特別股息**」）。

於刊發聯合公告日期，港龍航空的主要股東持股情況如下：

	港龍航空持股情況	
	港龍航空股份數目	港龍航空股份百分率
太古公司	38,551,808	7.71%
國泰航空	88,965,707	17.79%
中信泰富	142,482,484	28.50%
中航興業	216,447,251	43.29%
港龍航空少數股東	13,552,750	2.71%
合共	500,000,000	100.00%

2.1　中信泰富將獲取的代價

根據重組協議，交易使中信泰富變現約港幣五十一億三千四百萬元（不包括特別股息）：

(i)　就出售359,170,636國泰航空股份予國航，現金約港幣四十八億四千九百萬元，為完成前國泰航空（按每股國泰航空股份港幣13.50元）已發行股份約10.62%；及

(ii)　就出售142,482,484港龍航空股份予國泰航空，現金代價約港幣二億八千五百萬元。

此外，根據重組協議，太古公司與中信泰富已同意向國泰航空董事局建議，由國泰航空在完成後於可行情況下儘快，及於任何情況下，不遲於完成後的六十天內支付一項特別股息，股息為每股國泰航空股份港幣0.32元。若落實進行，中信泰富將可收取潛在特別股息約港幣二億二千萬元。

1.3 出售的理由

吾等曾與董事討論，並理解儘管中國航空業經歷快速的增長和發展，董事認為港龍航空現有的股權架構相對變得不夠效率，以致港龍航空難以充分發揮潛在規模效益，而公司業務的管理工作也不能充份發揮。董事認為交易可以：(i)為中信泰富所持有的港龍航空股份提供具吸引力的賣出價；(ii)使中信泰富於刊發聯合公告日期以高於現行市價出售所持的國泰航空股份；(iii)於完成後，中信泰富將保留17.50%國泰航空股權（港龍航空將成為國泰航空全資附屬公司），藉以分享國泰航空與港龍航空合併及與國航合作營運所帶來的好處。中信泰富擬持有國泰航空股份作長期投資用途。

董事估計，參照國泰航空與港龍航空的預期投資賬面值（但須視乎實際的完成日期），交易將產生約港幣二十億元的估計溢利。交易使中信泰富變現約港幣五十億元（不包括擬於完成後派發的特別股息）擬用以尋求發展中信泰富積極管理的核心業務，務求發揮特長。吾等曾與董事討論，得悉並無有關現金收益用途的具體方案。然而， 貴集團將繼續專注於發掘中國的投資機會，因董事認為，中國具有長遠增長之潛力。

2. 總代價

國泰航空已提出要約，以總代價港幣八十二億二千萬元（按港龍航空估值港幣一百億元或港龍航空股份每股港幣20.00元釐定）收購國泰航空尚未持有的所有港龍航空股份，此代價將以發行548,045,724股新的國泰航空股份（發行價為每股國泰航空股份港幣13.50元）及現金約港幣八億二千二百萬元的方式支付，其中中信泰富將獲取189,976,645新的國泰航空股份（相等於約港幣二十五億六千五百萬元），為國泰航空於緊接完成前之已發行股份約5.62%，及現金約港幣二億八千五百萬元。

太古公司及中信泰富已同意於完成時以每股國泰航空股份港幣13.50元分別向國航出售40,128,292股及359,170,636股國泰航空股份。中信泰富將從國航獲取現金約港幣四十八億四千九百萬元。此外，太古公司及中信泰富已同意在完成時或之前出售若干數量的國泰航空股份，致使兩者所持的國泰航空股份百分率於完成時分別為40%及17.50%，而由公眾持有的國泰航空股份百分率則不少於25%。

主要的考慮因素及理由

吾等於制定有關重組協議、出售及收購之意見，及就向獨立董事委員會及獨立股東提出獨立財務意見時，吾等曾考慮以下主要因素：

1. 出售及收購之理由及益處

1.1 中信泰富之業務及策略

中信泰富為綜合企業，主要於香港及中國從事特鋼製造、物業發展及投資、基礎建設、發電、航空、銷售及分銷以及信息業務。

吾等曾與董事討論，並理解 貴集團將繼續更專注於其能擔當積極管理角色之投資，以及出售其較為被動之投資。 貴集團之公司策略將繼續專注於彼等相信具有長遠增長潛力之中國投資機會上。

1.2 出售背景

如聯合公告所載，各方就重組其於國泰航空及港龍航空的股權簽訂一份有條件協議。國泰航空已提出要約，以總代價約港幣八十二億二千萬元收購國泰航空尚未持有的所有港龍航空股份，此代價將以發行548,045,724股新國泰航空股份（發行價為國泰航空股份每股港幣13.50元）及現金約港幣八億二千二百萬元的方式支付。該港龍航空股份總代價乃各方根據中航興業市價所反映的港龍航空基本價值，並考慮到同類航空公司的交易倍數，以及考慮國泰航空全面擁有港龍航空的利益及合併業務可能產生的協同效應後，按公平原則磋商釐定。新國泰航空股份發行價乃經各方在參照國泰航空股份現時及近期的平均成交價後，按公平原則磋商釐定。太古公司、中信泰富及中航興業各自同意接受國泰航空收購其所持港龍航空股份的要約。

在完成後，國泰航空將擁有港龍航空所有股份。董事認為，港龍航空股份之總代價乃(i)按一般商業條款釐定；(ii)屬公平合理；且(iii)符合中信泰富及其股東整體利益。

於刊發聯合公告日期，太古公司實益持有國泰航空46.30%的股份。因此，國泰航空為太古公司的聯繫人士。太古公司為中信泰富一家附屬公司的主要股東。國泰航空作為中信泰富一家附屬公司主要股東（太古公司）的聯繫人士，而成為中信泰富的關連人士。因此，根據上市規則中信泰富出售港龍航空股份予國泰航空構成中信泰富一項關連交易。

根據上市規則第14.07條計算有關(i)中信泰富出售其港龍航空股份予國泰航空（「**出售**」）及(ii)中信泰富收購新國泰航空股份作為港龍航空股份代價（「**收購**」）之適用百分比率超過5%但少於25%，因此，出售及收購構成中信泰富之關連及須予披露交易，須遵守上市規則第14A章有關申報、公告及獨立股東批准之規定及第14章有關披露之規定。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，職責為就重組協議、出售及收購之條款是否(i)屬一般商業條款；(ii)公平合理；及(iii)符合中信泰富及其股東整體利益提供意見。

於制定吾等之推薦意見時，吾等依賴中信泰富向吾等提供之資料及事實。吾等假設通函所載或提述之所有資料、意見及陳述於所有重大方面均屬真實、完整及準確，吾等亦對其作出依賴。此外，吾等依賴董事經一切合理查詢及審慎決定後作出之陳述，及據彼等所深知及確信，並無遺漏其他事實或陳述，以致通函所載任何聲明（包括本函件）有所誤導。吾等亦假設由中信泰富向吾等提供及負全責之通函當中作出或提述之所有資料、聲明及陳述，於作出時及於通函寄發日期於所有重大方面仍屬真實、完整及準確。

於提供意見時，吾等已研究、分析及依賴源自獨立第三方之資料。有關資料為吾等提供制定吾等獨立意見之基礎。

吾等認為，吾等(i)向中信泰富獲取一切所需資料時，已採取上市規則第13.80條規定之合理程序；及(ii)已審閱足夠資料，以就重組協議、出售及收購達致知情見解及為吾等之推薦意見提供合理基礎。吾等並無理由懷疑有任何重大事實遭遺漏或隱瞞，吾等亦不知悉有任何事實或情況會導致吾等所獲提供之資料及陳述失實、不確或誤導。然而，吾等並無對中信泰富提供之資料進行任何獨立核證；亦無對中信泰富及其各聯營公司之業務及狀況作出獨立深入調查。

以下為德國商業銀行為載入本通函所編製致獨立董事委員會及獨立股東有關交易之意見函件全文。

德　國　商　業　銀　行

COMMERZBANK

（於德國聯邦共和國註冊成立之公眾有限公司）

香港分行

香港郵政總局信箱
11378號

中環遮打道3A號
香港會所大廈21樓

電話 28429666
電傳 66 400 cbk hk hx
傳真 28681414
swift代碼 COBAHK HX XXX

敬啟者：

關連及須予披露交易
(i)出售港龍航空股份
(ii)收購國泰航空股份

緒言

茲提述吾等獲委任為獨立財務顧問，就有關中信泰富出售其港龍航空股份予國泰航空，及收購新國泰航空股份向獨立董事委員會及獨立股東提供意見，相關詞彙定義以及其他資料載於日期為二零零六年六月三十日之通函（「**通函**」）內，而本函件為其中部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零六年六月八日，國航、國泰航空、中航興業、中信泰富及太古公司（統稱「**各方**」）就(i)重組各方於國泰航空及港龍航空的股權及(ii)國泰航空額外收購國航股份簽訂一份有條件協議。倘該協議成為無條件，則(i)港龍航空將成為國泰航空的全資附屬公司，(ii)國航將成為國泰航空的主要股東及(iii)國泰航空將會增持國航股權。

國泰航空已提出要約，以總代價約港幣八十二億二千萬元（按港龍航空估值港幣一百億元或港龍航空股份每股港幣20.00元釐定）收購國泰航空尚未持有的所有港龍航空股份，此代價將以發行548,045,724股新的國泰航空股份（發行價為每股國泰航空股份港幣13.50元）及現金約港幣八億二千二百萬元的方式支付，而太古公司、中航興業及中信泰富各自同意接受國泰航空收購其所持港龍航空股份的要約。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

敬啟者:

重組協議及交易

謹茲提述本公司於二零零六年六月三十日刊發之通函(「**通函**」),本函件為通函之其中部分。除文義另有所指外,本函件所用詞彙與通函所界定者具有相同涵義。

吾等獲委任組成獨立董事委員會,以考慮重組協議及交易的條款,並就該等條款是否公平合理以及是否符合本公司及股東之整體利益,向本公司獨立股東提供吾等之意見。德國商業銀行獲委聘為獨立財務顧問,就重組協議及交易之條款向獨立董事委員會及本公司獨立股東提供意見。

務請　閣下垂注載於通函第5頁至第19頁之董事會函件,當中載有關於重組協議及交易等事項之資料,並請垂注載於通函第21頁至第34頁之德國商業銀行函件,當中載有德國商業銀行就重組協議及交易之條款所出具之意見。

經考慮德國商業銀行之意見後,吾等認為重組協議及交易之條款屬公平合理,且符合本公司及股東整體利益。因此,吾等建議本公司獨立股東投票贊成將於股東特別大會上提呈之普通決議案。

此致

列位獨立股東　台照

獨立董事委員會
獨立非執行董事
何厚浠
韓武敦
陸鍾漢
何厚鏘
謹啟

二零零六年六月三十日

(iv) 親身或委派代表出席的一名或以上股東，其於本公司持有獲賦予權利於會上投票的已繳足股份總數不少於獲賦予該項權利的所有已繳足股份總數十分之一。

除非正式要求按股數投票表決及不予撤回，否則主席宣佈決議案以舉手方式通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會議事程序的本公司議事冊中，有關結果即為該事實的確證，而毋須提出投票贊成或反對該決議案的數目或比數的證明。

推薦意見

務請　閣下垂注(i)載於本通函第20頁的獨立董事委員會函件，當中載有獨立董事委員會向本公司獨立股東出具有關重組協議及交易的推薦意見；及(ii)載於本通函第21頁至第34頁的德國商業銀行函件，當中載有德國商業銀行向獨立董事委員會及本公司獨立股東出具有關重組協議及交易的意見，以及其在編製意見時所考慮的主要因素及理由。

其他資料

敬希　閣下垂注本通函附錄所載資料，以及本通函所載的股東特別大會通告。

此致

列位本公司股東　台照

承董事會命
中信泰富有限公司
主席
榮智健
謹啟

二零零六年六月三十日

中信泰富將售予國航的359,170,636股國泰航空股份，就上市規則第14.07條所開列的各個百分比率均超逾5%但少於25%。因此，根據上市規則，中信泰富出售國泰航空股份予國航構成中信泰富一項須予披露交易。

其他事項

本通函所提述在二零零六年六月八日後的國泰航空股份數目及持有國泰航空股份的百分比，乃假設在二零零六年六月八日後再無根據國泰航空於一九九九年三月十日採納的股份認購計劃行使股份認購權進一步發行國泰航空股份。本通函所提述在二零零六年六月八日後的國航股份數目及持有國航股份的百分比，乃假設國航將不會發行A股。

股東特別大會

謹訂於二零零六年八月二十一日下午四時正假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東特別大會，大會通告載於本通函第46頁至第47頁。會上將向本公司獨立股東提呈決議案，藉以批准重組協議及交易。在股東特別大會上，投票將會按股數投票方式進行。

隨函附奉股東特別大會適用的代表委任表格。無論　閣下能否出席股東特別大會，務請儘快按照隨附代表委任表格所印列的指示填妥表格，並無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回。填妥並交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。屆時，有關代表委任表格應視作已撤銷論。

按股數投票方式表決的程序

根據中信泰富的組織章程細則，於任何股東大會提呈投票的決議案須以舉手方式表決，惟下列人士在宣佈舉手表決結果之前或當時，或撤銷任何其他按股數投票表決要求時，要求按股數投票方式表決除外：

(i) 大會主席；或

(ii) 當時有權於會上投票之最少三名親身或委派代表出席的股東；或

(iii) 任何親身或委派代表出席的一名或以上股東，且擁有不少於所有有權於會上投票的所有股東的投票權總額十分之一；或

監管及上市規則的影響

股東批准

於最後實際可行日期，太古公司實質持有國泰航空46.30%的股份。因此，國泰航空為太古公司的聯繫人士。太古公司為中信泰富一家附屬公司的主要股東。國泰航空作為中信泰富一家附屬公司主要股東（太古公司）的聯繫人士，而成為中信泰富的關連人士。因此，中信泰富出售港龍航空股份予國泰航空根據上市規則構成一項關連交易。由於出售事項不屬上市規則第14A.31(2)條及第14A.32條的最低限額範圍內，所以須經中信泰富獨立股東批准。

如上文所述，國泰航空為中信泰富的關連人士。因此，中信泰富以收購新國泰航空股份作為港龍航空股份代價，根據上市規則，構成中信泰富一項關連交易。由於該收購事項不屬上市規則第14A.31(2)條及第14A.32條的最低限額範圍內，所以須經中信泰富獨立股東批准。

獨立董事委員會已經組成，藉以就批准重組協議及交易的決議案向本公司獨立股東提供意見。德國商業銀行已獲委任為獨立財務顧問，藉以就重組協議及交易所涉及之關連交易向獨立董事委員會及本公司獨立股東提供意見。

中信泰富將會召開股東特別大會，藉以考慮並酌情批准重組協議及交易。

其他監管事宜

中信泰富出售予國泰航空的港龍航空股份，就上市規則第14.07條所開列的收益及代價比率均超逾5%但少於25%；根據上市規則，該出售事項構成中信泰富一項須予披露交易。

交易完成後，中信泰富收購的新國泰航空股份為國泰航空擴大後已發行股本的4.83%（此乃根據新國泰航空股份將被發行予所有港龍航空少數股東，不論是經接受國泰航空要約或經強制收購）；中信泰富收購新國泰航空股份，根據上市規則第14.07條所開列的資產、收益及代價比率均超逾5%但少於25%。因此，根據上市規則，該收購事項構成中信泰富一項須予披露交易。

港龍航空與國泰航空的財務資料

根據港龍航空截至二零零五年十二月三十一日止的已審核綜合財務報表，港龍航空的資產賬面淨值為港幣三十一億五千五百萬元。根據港龍航空截至二零零四年及二零零五年十二月三十一日止的已審核綜合財務報表，港龍航空該兩年扣除税項及特殊項目前的溢利淨額分別為港幣七億六千五百萬元及港幣三億一千六百萬元，而港龍航空該兩年扣除税項及特殊項目後的溢利淨額分別為港幣六億三千七百萬元及港幣三億元。

根據國泰航空截至二零零五年十二月三十一日止的已審核綜合財務報表，國泰航空的資產賬面淨值（不包括少數股東權益）為港幣三百四十九億六千八百萬元。根據國泰航空截至二零零四年及二零零五年十二月三十一日止的已審核綜合財務報表，國泰航空該兩年扣除税項及特殊項目前的溢利淨額分別為港幣四十九億六千二百萬元及港幣三十九億六千八百萬元，而國泰航空該兩年扣除税項及特殊項目後的溢利淨額分別為港幣四十四億一千七百萬元及港幣三十二億九千八百萬元。

中信泰富、國泰航空、港龍航空、太古公司、中航興業及國航的主要業務資料

中信泰富的主要業務為投資控股。

國泰航空及其附屬及聯屬公司的主要業務為營運定期客運及貨運航班。

港龍航空的主要業務為營運定期客運航班，主要為進出香港的航班。

太古公司的主要業務為投資控股。

中航興業的主要業務為投資控股，包括港龍航空的股份及下述其他業務。出售港龍航空後，中航興業餘下的核心業務將包括航空運輸服務（澳門航空）、航空飲食服務（北京航空食品有限公司、西南航空食品有限公司及德國漢莎航空膳食服務（香港）有限公司）、機場地勤服務（怡中航空服務公司及明捷澳門機場服務有限公司）及物流服務（香港商貿港有限公司）。

國航的主要業務為經營客運及貨物空運服務，以及與航空公司相關的服務。

國航收購國泰航空股份

如上文「交易詳情」所述，國航將向太古公司及中信泰富收購的國泰航空股份數目如下：

	國航將收購的國泰航空股份數目	將收購的國泰航空股份數目佔緊接交易完成前的國泰航空已發行股份數目	將收購的國泰航空股份數目佔交易完成後的國泰航空擴大後已發行股份數目	代價 *(港元)*
太古公司	40,128,292	1.19%	1.02%	541,731,942
中信泰富	359,170,636	10.62%	9.14%	4,848,803,586
總計	399,298,928	11.80%	10.16%	5,390,535,528

新國泰航空股份

根據交易將發行的新國泰航空股份發行價每股港幣13.50元，乃各方經過公平磋商，特別參考國泰航空股份現時及近期平均成交價後釐定。該發行價為二零零六年六月五日國泰航空股份暫停交易前最後交易日的國泰航空股份收市價港幣12.95元的4.2%溢價。

新國泰航空股份將在各方面與所有於分配日發行的其他國泰航空股份及發行的該等股份按相同比例排列。

根據交易將發行作為港龍航空股份代價的新國泰航空股份總數為548,045,724股，約為現有國泰航空股本的16.20%，及約為因發行該等股份而經擴大的國泰航空股本的13.94%（此乃根據新國泰航空股份將被發行予所有港龍航空少數股東）。

交易為中信泰富所持有的港龍航空股份提供具吸引力的賣出價。中信泰富將以高於重組協議日期當時市價出售所持的國泰航空股份，但將保留17.50%國泰航空股權，藉以分享上文所述國泰航空與港龍航空整合及與國航合作營運所帶來的好處。中信泰富擬持有國泰航空股份作長期投資用途。中信泰富董事估計，參照國泰航空與港龍航空的預期投資賬面值（但須視乎實際的完成日期），交易將產生約港幣二十億元的估計溢利。董事預期，出售港龍航空股份及收購國泰航空股份不會對中信泰富的資產及負債造成不利影響。

交易使中信泰富變現約港幣五十億元（不包括擬於完成後派發的特別股息），將用作發展中信泰富積極以其專業知識經營的核心業務。

其他與交易相關的資料

向國泰航空出售港龍航空股份

國泰航空將從太古公司、中信泰富、中航興業及港龍航空少數股東收購的港龍航空股份數目、將向其發行作為代價的新國泰航空股份數目，以及將向其支付的現金代價數額如下：

	將收購的港龍航空股份數目	總代價	將發行的新國泰航空股份數目（每股港幣13.50元）	將發行的新國泰航空股份數目佔緊接交易完成前國泰航空已發行股份數目	將發行的新國泰航空股份數目佔交易完成後國泰航空擴大後已發行股份數目	現金代價
		（港元）				*（港元）*
太古公司	38,551,808	771,036,160	51,402,411	1.52%	1.31%	77,103,611.50
中信泰富	142,482,484	2,849,649,680	189,976,645	5.62%	4.83%	284,964,972.50
中航興業	216,447,251	4,328,945,020	288,596,335	8.53%	7.34%	432,894,497.50
港龍航空少數股東	13,552,750	271,055,000	18,070,333	0.53%	0.46%	27,105,504.50
總計	411,034,293	8,220,685,860	548,045,724	16.20%	13.94%	822,068,586

(G) 國航的獨立股東於股東大會上通過決議案，批准中航興業出售港龍航空股份予國泰航空、中航興業收購國泰航空股份、國航向中信泰富收購國泰航空股份及發行國航H股予國泰航空，在每種情況下均為關連交易，而國航股東於股東大會上通過決議案，批准中航興業收購國泰航空股份、國航向中信泰富及太古公司收購國泰航空股份，(於綜合處理時)構成一項重大交易，以及國航股東於股東大會上通過特別決議案及國航股東於分別召開的股份類別大會上通過特別決議案，在各情況下均根據國航公司章程及適用的上市規則通過向國泰航空發行額外國航H股；

(H) 國泰航空擁有《公司條例》第168條所賦予的權力，當任何持有港龍航空股份的人士不接受國泰航空要約購入其所有港龍航空股份時，國泰航空有權強制性收購這些人士的所有港龍航空股份，就此而言，獲提呈要約的所有港龍航空股東，均已接受要約；

(I) 國泰航空已對港龍航空及國航作出盡職審查；及

(J) 國航已對國泰航空作出盡職審查。

預期於符合上述條件後第五個工作天完成交易。

交易的理由

近年來，中國航空業經歷快速的增長和發展：三個中國航空集團的創立、市場不斷開放予國際航空公司及日趨國際化的中國航線網絡。鑒於這些市場發展趨勢，港龍航空的股權架構相對變得不夠效率，以致港龍航空難以充分發揮規模效益，而公司業務的管理工作也不夠理想。精簡港龍航空的股權架構，將有利於所有現為港龍航空股東的公司及港龍航空本身。此外，國航及國泰航空彼此互作進一步投資，雙方將繼續攜手探索如何改善服務、網絡和航線接駁，以及發展中國的航空業。

國泰航空的國際網絡及港龍航空主要往來香港與中國內地的網絡，具有互補作用，共同合作可改善國泰航空的網絡範圍、前往中國及中國與世界各地的航線接駁。此外，與國航合作，將進一步使北京首都國際機場及香港國際機場發展為前往中國內地的門檻及中國內地的樞紐，因此交易連同收購額外的國航H股，將有利於香港及大中華區的航空業。

條件

交易（及股東協議生效）須符合下列條件方可完成：－

(A) 訂立股東協議及履行交易不會令太古公司、中信泰富、國航或中航興業負上強制性要約責任，而需根據收購守則收購所有國泰航空股份；證監會執董已就此確認，由於太古公司及中信泰富於國泰航空投票權上為一致行動者，合共持有超過50%國泰航空股份，因此不會出現這種責任；

(B) 國航已取得中國有關監管機構一切所需的批准及任何其他監管批准；

(C) 聯交所的上市委員會已批准下列股份上市及准許下列股份進行交易：

(i) 上述將發行予太古公司、中信泰富、中航興業及港龍航空少數股東的新國泰航空股份；及

(ii) 上述將發行予國泰航空的新國航H股；

(D) 中信泰富的獨立股東已於股東大會上通過決議案，批准中信泰富出售其港龍航空股份予國泰航空，及收購國泰航空將發行予中信泰富的新國泰航空股份，作為中信泰富出售港龍航空股份予國泰航空的代價，在各情況下均為關連交易；

(E) 中航興業的獨立股東已於股東大會上通過決議案，批准出售中航興業持有的港龍航空股份予國泰航空，作為一項非常重大出售事項，以及批准中航興業收購國泰航空股份，作為一項非常重大收購事項；

(F) 國泰航空的獨立股東已於股東大會上通過決議案，批准國泰航空向太古公司及中信泰富收購港龍航空股份，由國泰航空配發和發行新國泰航空股份予太古公司及中信泰富，在每種情況下均為關連交易，而國泰航空股東已於股東大會上通過決議案，批准增加國泰航空認可股本，及根據上市規則第13.36(1)(a)條配發及發行新國泰航空股份予太古公司及中信泰富；

此外，各方已就各自持有的國泰航空股權，達成以下各項協定：

(i) 太古公司同意，除非經其他方事先給予書面同意，太古公司及其集團於國泰航空股本的實益將不多於44.90%（如(i)中信泰富及其集團或(ii)國航及其集團各自於國泰航空股本的綜合實益總額增至22.45%以上，則不多於49.90%）；

(ii) (i)中信泰富及(ii)國航及中航興業各自同意，除非經其他方事先給予書面同意，中信泰富及其集團與國航及其集團分別於國泰航空股本的綜合實益總額將不多於29.99%；及

(iii) 中信泰富、國航及中航興業同意，除非太古公司事先給予書面同意，三者於國泰航空股本的綜合實益（包括其集團的實益）將不多於40%或太古公司及其集團於國泰航空股本的實益百分率（以較低者為準）。

（如太古公司（及／或其集團旗下公司）出售國泰航空股份，以致太古公司（連同其集團）於國泰航空股本所佔的實益少於30%，及（無論是否因太古公司及／或其集團旗下公司出售該等股份引致）國航（連同其集團）或中信泰富（連同其集團）於國泰航空股份所佔的實益多於太古公司（連同其集團），則上文第(ii)及第(iii)段所述中信泰富、國航及中航興業所作的承諾將終止適用。如太古公司（連同其集團）於國泰航空股本所佔的實益達44.50%或以上，則上文第(iii)段所述中信泰富、國航及中航興業作出的承諾亦將終止適用。如股東協議其中一方股東於國泰航空股本所佔的實益（包括其集團所佔實益）少於15%，則上文所述太古公司、中信泰富、國航及中航興業所作的承諾對該股東將終止適用。）

股東協議各方亦已同意，只要其中一名國泰航空股東（連同其集團）（直接或間接）於國泰航空股本所佔的實益達15%或以上，該股東將不會向國泰航空提出收購要約或接受第三方的收購要約，除非該要約是由國泰航空董事局建議作出。

營運協議

國航及國泰航空亦已於二零零六年六月八日聯合宣佈，雙方已簽訂營運協議。

於緊隨完成後國泰航空、港龍航空及國航的股權架構[1]


太古公司
公眾
中信泰富
40.00%
25.00%
17.50%
國泰航空
10.16%
20.00%[2]
國航
21.51%
公眾
100.00%
68.36%
中航興業
7.34%
31.64%
港龍航空

1 假設國泰航空因進行聯合公告所述的出售而不再是中航興業的股東。

2 可作出上文「交易詳情－收購額外國航H股」所設想的調整／修訂。

股東協議

太古公司、中航興業、中信泰富及國航已就交易完成後規管各方作為國泰航空股東彼此之間的關係、國泰航空若干方面的事務及各方所持的國泰航空股權而簽訂一份股東協議。

根據股東協議，各方同意：

(i) 國泰航空董事局成員將包括四名由太古公司提名的非常務董事、兩名由中信泰富及兩名由國航提名的非常務董事、五名由太古公司提名的常務董事及四名獨立非常務董事，但在若干情況下須予調整；

(ii) 以包括（在法律及聯交所規則許可的範圍內）行使各自作為國泰航空股東的投票權，支持延續並定期續訂國泰航空及其附屬公司現有的管理安排，包括香港太古集團有限公司與國泰航空之間的服務協議，以及以大致與現有條款相若的條件，將該等安排伸延至港龍航空及其附屬公司；及

(iii) 支持營運協議的執行，以及透過（在法律及聯交所規則許可的範圍內）行使各自作為國泰航空股東的投票權，支持延續並定期續訂營運協議。

緊隨完成後（假設國泰航空已收購由港龍航空少數股東持有的所有港龍航空股份），國泰航空將擁有港龍航空所有股份，國泰航空股東的持股情況預期將如下：

	國泰航空	
	股份數目	股份百分率
太古公司	1,572,332,028	40.00%
中信泰富	687,895,263	17.50%
中航興業	288,596,335	7.34%
國航	399,298,928	10.16%
公眾	982,707,518	25.00%
合計	3,930,830,072	100.00%

特別股息

根據重組協議，太古公司與中信泰富已同意向國泰航空董事局建議，由國泰航空在完成後於可行範圍內儘快，及於任何情況下，不遲於完成後的六十天內支付一項特別中期股息，股息為每股國泰航空股份港幣0.32元。

預期港龍航空、國泰航空及國航(1)於緊接完成前及(2)於緊隨完成後的股權架構如下：

於緊接完成前國泰航空、港龍航空及國航的股權架構[1]


太古公司
公眾
中信泰富
46.30%[2]
28.30%
25.40%[2]
國泰航空
10.00%
國航
24.20%
公眾
17.79%
28.50%
港龍航空
少數股東
68.36%
2.71%
7.71%
港龍航空
43.29%
中航興業
31.64%

1 假設國泰航空因進行聯合公告所述的出售而不再是中航興業的股東。

2 假設上文「交易詳情－配售」一節所述太古公司及中信泰富出售國泰航空股份事宜沒有進行。

配售

太古公司及中信泰富已同意在完成時或之前出售若干數量的國泰航空股份，致使兩者所持的國泰航空股份百分率於完成時分別為40%及17.50%，而由公眾持有的國泰航空股份百分率則不少於25%。

收購額外國航H股

二零零四年十二月，當國航H股於聯交所上市時，國泰航空以認購國航H股的方式購入國航10%股本權益。國泰航空已同意以現金認購額外1,179,151,364股國航H股，總認購價為港幣四十億七千萬元，即每股國航H股港幣3.45元。緊隨完成此項認購行動後（並假設國航於完成前不再發行其他股份），國泰航空將持有國航擴大後已發行股本的20.00%權益。

據中信泰富了解，根據上市規則，國航須維持其已發行股本24.20%由公眾持有，而若國泰航空認購獲得完成，將導致國航擴大後已發行股本約21.51%由公眾持有。據聯合公告表示，國航正在尋求豁免此項規定，以配合國泰航空認購國航H股。

據了解，聯交所已拒絕授出此項豁免，而國航正在考慮發行A股或增發國航H股（在國泰航空認購完成前），務使國泰航空認購不導致國航違反其已發行股本24.20%由公眾持有的規定。據中信泰富了解，若上述事宜未能實現，國泰航空與國航或會同意，國泰航空不以現金認購1,179,151,364股國航H股，而改為在換股不會導致國航違反其已發行股本24.20%由公眾持有的規定的前提下，（以同等金額的現金）認購國航發行的可轉換為1,179,151,364股國航H股的證券。

	港龍航空	
	股份數目	股份百分率
太古公司	38,551,808	7.71%
國泰航空	88,965,707	17.79%
中信泰富	142,482,484	28.50%
中航興業	216,447,251	43.29%
港龍航空少數股東	13,552,750	2.71%
合計	500,000,000	100.00%

出售港龍航空股份及發行新國泰航空股份

國泰航空已提出要約，以總代價港幣八十二億二千萬元（按港龍航空估值港幣一百億元或港龍航空股份每股港幣20.00元釐定）收購國泰航空尚未持有的所有港龍航空股份，此代價將以發行548,045,724股新的國泰航空股份（發行價為每股港幣13.50元）及現金港幣八億二千萬元的方式支付。

緊隨重組協議之訂立後，太古公司、中信泰富及中航興業已各自接受國泰航空收購其所持港龍航空股份的要約。其後，所有其他獲提呈要約的港龍航空股東，均已接受要約。

港龍航空的估值乃各方根據中航興業市價所反映的港龍航空基本價值，並考慮到相類航空公司的交易倍數，以及考慮國泰航空全面擁有港龍航空的利益及合併業務可能產生的協同效應後，按公平原則磋商釐定。國泰航空股份新股發行價乃經各方在特別參照國泰航空股份現時及近期的平均成交價後，按公平原則磋商釐定。

出售國泰航空股份

太古公司及中信泰富已同意分別向國航出售40,128,292股及359,170,636股國泰航空股份。國航就該等國泰航空股份支付的代價為每股港幣13.50元，此代價乃經各方在特別參照國泰航空股份現時及近期的平均成交價後，按公平原則磋商釐定。

引言

謹茲提述於二零零六年六月八日刊發的聯合公告，內容乃關於本公司與國航、中航興業、國泰航空及太古公司於二零零六年六月八日訂立的重組協議以及交易。

本通函旨在：

(a) 向 閣下提供有關重組協議及交易的進一步資料，以及上市規則規定的其他資料；

(b) 列載獨立財務顧問（德國商業銀行）致獨立董事委員會及本公司獨立股東的意見函件，以及獨立董事委員會經參考獨立財務顧問的意見後，就交易而進行之關連交易所發出的推薦建議及意見；及

(c) 向 閣下提供股東特別大會通告，以供考慮並酌情批准重組協議及交易。

交易詳情

於二零零六年六月八日，國航、國泰航空、中航興業、中信泰富及太古公司就重組各方於國泰航空及港龍航空的股權訂立重組協議。倘重組協議成為無條件，則(1)港龍航空將成為國泰航空的全資附屬公司，(2)國航將成為國泰航空的主要股東，及(3)國泰航空將會增持國航股權。

於二零零六年六月八日，國泰航空及港龍航空的主要股東持股情況如下：

	國泰航空	
	股份數目	股份百分率
太古公司	1,566,233,246	46.30%
中信泰富	859,353,462	25.40%
公眾	957,197,640	28.30%
合計	3,382,784,348	100.00%

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者:

(1)關連及須予披露交易
(i)出售港龍航空股份
(ii)收購國泰航空股份

(2)須予披露交易
出售國泰航空股份

「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東協議」	指	太古公司、中信泰富、中航興業及國航在交易進行後訂立的股東協議，日期為二零零六年六月八日，以規管各方作為國泰航空股東的關係
「股份」	指	本公司股本每股港幣0.40元的股份
「太古公司」	指	太古股份有限公司，一家於香港註冊成立及其股份於聯交所上市的公司
「收購守則」	指	《香港公司收購及合併守則》
「交易」	指	港龍航空及國泰航空股權重組，在每種情況下均根據重組協議的條款，但不包括配售及國泰航空收購額外的國航H股

（本通函所採用匯率為人民幣1 元兑港幣0.96 元及1 美元兑港幣7.8 元，惟僅作參考用途。）

「獨立財務顧問」或「德國商業銀行」	指	德國商業銀行，透過其香港分行經營，為銀行業條例下的持牌銀行，根據證券及期貨條例可進行證券及期貨條例附表五所載第1類（證券交易）、第4類（就證券提供意見）及第6類（就機構融資提供意見）受規管活動的認可財務機構，並就有關交易的關連交易獲委任為本公司獨立董事委員會及獨立股東的獨立財務顧問
「聯合公告」	指	國航、國泰航空、中航興業、中信泰富與太古公司於二零零六年六月八日就重組協議及交易等事項聯合發出的公告
「最後交易日」	指	二零零六年六月二日，國泰航空、國航、中航興業、中信泰富及太古公司於二零零六年六月五日暫停交易前的最後交易日
「最後實際可行日期」	指	二零零六年六月二十三日，即本通函付印前就確定當中所載若干資料的最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「標準守則」	指	上市規則附錄十《上市公司董事進行證券交易的標準守則》
「營運協議」	指	國航與國泰航空於二零零六年六月八日訂立的營運協議；據此，國航及國泰航空同意在多個營運範疇進行合作
「配售」	指	太古公司及中信泰富在完成之時或之前出售國泰航空股份，請參閱本通函「交易詳情－配售」一段
「中國」	指	中華人民共和國
「重組協議」	指	太古公司、中信泰富、中航興業、國航及國泰航空就交易訂立的重組協議，日期為二零零六年六月八日

「完成」	指	分別按本通函題為「交易詳情－出售港龍航空股份及發行新國泰航空股份」、「交易詳情－出售國泰航空股份」及「交易詳情－收購額外國航H股」各段所述，完成港龍航空股份要約、出售及購買國泰航空股份及認購國航H股
「港龍航空」	指	港龍航空有限公司，一家於香港註冊成立的公司
「港龍航空少數股東」	指	除太古公司、中信泰富、中航興業或國泰航空外，持有港龍航空股份的人士，或任何代其持有總計13,552,750股港龍航空股份的任何人士
「港龍航空股份」	指	港龍航空股本每股港幣1.00元的普通股
「股東特別大會」	指	中信泰富將會舉行的股東特別大會，以爭取中信泰富股東批准本通函所提及的有關事項
「聯交所」	指	香港聯合交易所有限公司
「證監會執董」	指	證監會企業融資部執行董事
「本集團」	指	本公司及其附屬公司
「獨立董事委員會」	指	由本公司獨立非執行董事何厚浠、韓武敦、陸鍾漢及何厚鏘組成的獨立董事委員會

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「國航」	指	中國國際航空股份有限公司，一家於中國註冊成立的公司，其H股於聯交所作為第一上市地上市，並以英國上市監管局正式上市證券為第二上市地
「國航H股」	指	國航每股人民幣1.00元的H股
「聯繫人士」或「關連人士」	指	具上市規則分別所賦予該詞的涵義
「工作天」	指	香港銀行營業的日子（星期六或星期日除外）
「國泰航空」	指	國泰航空有限公司，一家於香港註冊成立及其股份於聯交所上市的公司
「國泰航空董事局」	指	國泰航空的董事局
「國泰航空股份」	指	國泰航空股本每股港幣0.20元的普通股
「國泰航空股本」	指	國泰航空不時已發行的股本
「中信泰富」或「本公司」	指	中信泰富有限公司，一家於香港註冊成立及其股份於聯交所上市的公司
「中信泰富董事會」或「董事會」	指	中信泰富的董事會
「中信泰富董事」或「董事」	指	中信泰富的董事
「中航興業」	指	中航興業有限公司，一家於香港註冊成立及其股份於聯交所上市的公司

目　錄

頁次

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：267)

(1)關連及須予披露交易
(i)出售港龍航空股份
(ii)收購國泰航空股份

(2)須予披露交易
出售國泰航空股份

獨立董事委員會及獨立股東之獨立財務顧問

COMMERZBANK

德國商業銀行香港分行

中信泰富有限公司謹訂於二零零六年八月二十一日下午四時正假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東特別大會，大會通告載於本通函第46頁至第47頁。無論　閣下能否出席大會，務請儘快按照隨附代表委任表格所印列的指示填妥表格，並無論如何須於大會或其任何續會指定舉行時間48小時前交回本公司註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓。填妥並交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。屆時，有關代表委任表格應視作已撤銷論。

二零零六年六月三十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

FORM OF PROXY

Form of proxy used by shareholders at the Extraordinary General Meeting ("the Meeting") of CITIC Pacific Limited 中信泰富有限公司 ("the Company") to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 4:00 p.m. on Monday, 21 August 2006.

I/We[(a)] ______________________________

of ______________________________

being the registered holder(s) of ______________________________

shares[(b)] of HK$0.40 each in the capital of the Company, **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or [(c)] ______________________________

of ______________________________

as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 4:00 p.m. on Monday, 21 August 2006 for the purpose of considering and, if thought fit, passing the ordinary resolution set out in the Notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolution as indicated below[(d)].

RESOLUTION	FOR	AGAINST
1. Ordinary Resolution[(e)]		

Dated this ______________ day of ______________ 2006

Shareholder's signature ______________________________

Notes:

(a) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(e) The full text of the resolution appears in the Notice of the Meeting contained in the circular to the shareholders of the Company dated 30 June 2006.

(f) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer or attorney duly authorised.

(g) In the case of joint holders of a share, the vote of the person whose name stands first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

(h) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for holding the Meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(i) The proxy need not be a member of the Company. A member may appoint more than one proxy to attend in the same occasion.

(j) Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：267)

代表委任表格

中信泰富有限公司(「本公司」)謹訂於二零零六年八月二十一日星期一下午四時正假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之股東特別大會(「大會」)之代表委任表格。

本人／吾等[a] ______________________________,

地址為 ______________________________,

為本公司股本中每股面值0.40港元股份 ______________________________ 股[b]

之登記持有人，**茲委任大會主席**或[c] ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零六年八月二十一日星期一下午四時正假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之大會(及其任何續會)，以考慮並酌情通過大會通告所載之普通決議案，並於大會(及其任何續會)代表本人／吾等以本人／吾等名義依照下列指示[d]投票表決有關普通決議案。

決議案	贊成	反對
1. 普通決議案[e]		

日期：二零零六年 ____________ 月 ____________ 日

股東簽署：______________________________

附註：

(a) 請用**正楷**填上全名及地址。

(b) 請填上以 閣下名義登記之股份數目。如不填上股份數目，則本代表委任表格將被視為代表所有以 閣下名義登記之本公司股份。

(c) 如擬委派大會主席以外之其他人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

(d) **注意： 閣下如欲投票贊成決議案，請在適當之「贊成」欄內填上「✓」號，如欲投票反對決議案，則請在適當之「反對」欄內填上「✓」號。**如未有在投票欄內作出指示，則受委代表將有權自行決定如何投票。至於大會通告所述者以外而正式提呈大會之其他決議案，受委代表亦有權自行決定如何投票。

(e) 本決議案之詳情載於本公司於二零零六年六月三十日致各股東之通函內之大會通告。

(f) 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，如股東為公司，則必須蓋上公司印鑑或經由公司負責人或正式授權人簽署。

(g) 如屬聯名股東，而於本公司股東名冊上排名首位之持有人已投票，則不論其為親自或委派代表出席，其他聯名股東均無權投票。

(h) 代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決(視情況而定)之舉行時間四十八小時前送達本公司註冊辦事處，地址為香港中環添美道1號中信大廈32樓，方為有效。

(i) 受委代表毋須為本公司股東，股東可委任多於一位代表出席大會。

(j) 閣下於填妥並交回代表委任表格後，仍可親自出席大會並於會上投票。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

FORM OF PROXY

Form of proxy used by shareholders at the Extraordinary General Meeting ("the Meeting") of CITIC Pacific Limited 中信泰富有限公司 ("the Company") to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 4:00 p.m. on Monday, 21 August 2006.

I/We[a] ____________________

of ____________________

being the registered holder(s) of ____________________

shares[b] of HK$0.40 each in the capital of the Company, **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or [c] ____________________

of ____________________

as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 4:00 p.m. on Monday, 21 August 2006 for the purpose of considering and, if thought fit, passing the ordinary resolution set out in the Notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolution as indicated below[d].

RESOLUTION	FOR	AGAINST
1. Ordinary Resolution[e]		

Dated this ____________ day of ____________ 2006

Shareholder's signature ____________________

Notes:

(a) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(e) The full text of the resolution appears in the Notice of the Meeting contained in the circular to the shareholders of the Company dated 30 June 2006.

(f) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer or attorney duly authorised.

(g) In the case of joint holders of a share, the vote of the person whose name stands first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

(h) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for holding the Meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(i) The proxy need not be a member of the Company. A member may appoint more than one proxy to attend in the same occasion.

(j) Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

代表委任表格

中信泰富有限公司(「本公司」)謹訂於二零零六年八月二十一日星期一下午四時正假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之股東特別大會(「大會」)之代表委任表格。

本人/吾等[a] ____________________,

地址為 ____________________,

為本公司股本中每股面值0.40港元股份 ____________________ 股[b]

之登記持有人,**茲委任大會主席或**[c] ____________________

地址為 ____________________

為本人/吾等之代表,代表本人/吾等出席本公司於二零零六年八月二十一日星期一下午四時正假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之大會(及其任何續會),以考慮並酌情通過大會通告所載之普通決議案,並於大會(及其任何續會)代表本人/吾等以本人/吾等名義依照下列指示[d]投票表決有關普通決議案。

決議案	贊成	反對
1. 普通決議案[e]		

日期:二零零六年 ________ 月 ________ 日

股東簽署: ____________________

附註:

(a) 請用**正楷**填上全名及地址。

(b) 請填上以 閣下名義登記之股份數目。如不填上股份數目,則本代表委任表格將被視為代表所有以 閣下名義登記之本公司股份。

(c) 如擬委派大會主席以外之其他人士為代表,請將「大會主席或」字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改,均須由簽署人簡簽示可。**

(d) **注意: 閣下如欲投票贊成決議案,請在適當之「贊成」欄內填上「✓」號,如欲投票反對決議案,則請在適當之「反對」欄內填上「✓」號。**如未有在投票欄內作出指示,則受委代表將有權自行決定如何投票。至於大會通告所述者以外而正式提呈大會之其他決議案,受委代表亦有權自行決定如何投票。

(e) 本決議案之詳情載於本公司於二零零六年六月三十日致各股東之通函內之大會通告。

(f) 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署,如股東為公司,則必須蓋上公司印鑑或經由公司負責人或正式授權人簽署。

(g) 如屬聯名股東,而於本公司股東名冊上排名首位之持有人已投票,則不論其為親自或委派代表出席,其他聯名股東均無權投票。

(h) 代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之此等文件副本,最遲須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決(視情況而定)之舉行時間四十八小時前送達本公司註冊辦事處,地址為香港中環添美道1號中信大廈32樓,方為有效。

(i) 受委代表毋須為本公司股東,股東可委任多於一位代表出席大會。

(j) 閣下於填妥並交回代表委任表格後,仍可親自出席大會並於會上投票。

The Standard Friday, June 30, 2006

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of CITIC Pacific Limited will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on 21 August 2006 at 4:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) the entering into of the Restructuring Agreement by the Company (a copy of which agreement has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) and the Transaction are hereby approved (terms defined in the circular to shareholders of the Company dated 30 June 2006 having the same meanings when used in this resolution); and

(b) any one Director of the Company, or any two Directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements, to effect such amendments to, and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in the Restructuring Agreement and/or the Transaction."

By order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 30 June 2006

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(ii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

RECEIVED
2006 JUL 24 P 2:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

日 DD	月 MM	年 YYYY
15	06	2006

至 To

日 DD	月 MM	年 YYYY
15	06	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	120,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	5,340,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,017,264.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿

Your Receipt
Companies Registry
H.K.

05/07/2006 11:08:57
Submission No.: 228040087/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$5,340.00

Receipt No.	Method	Amount(HKD)
282280053034	Chq	$5,340.00
Total Paid		$5,340.00

表格 Form **SC1**

公司編號 Company Number

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	已繳及應繳的溢價總款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	300,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD5,340,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Yao Jinrong	45/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China 200041	300,000	
	各類別股份分配的總數 Total Shares Allotted by Class	300,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 5th July, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June, 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 6th July, 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,193,870,160	--	---
~~Increase/~~(Decrease) during the month	1,327,000	--	---
Balance at close of the month :	2,192,543,160	--	---

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Please refer to the attached sheet.					--
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ Subscription price: HK$ ______ 2.________ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
________ Convertible price: HK$________						
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date : 15/6/2006				1,627,000
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ~~ordinary~~ shares~~/preference shares/other classes of shares increased~~/(decreased) during the month:					1,627,000

Remarks : ______________________________

____

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	8,100,000	--	300,000	--	7,800,000	300,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	10,820,000	--	--	--	10,820,000	Nil
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	--	15,930,000	1,600,000*	--	14,330,000	Nil

*1,600,000 shares are to be allotted and issued in July 2006 pursuant to share options exercised during the month.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 **2006** 年上半年業績預增公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G 冶特钢　　公告编号：2006-024

大冶特殊钢股份有限公司
关于 2006 年上半年业绩预增公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

一、预计的本期业绩情况：

1、业绩预告期间：2006 年 1 月 1 日至 2006 年 6 月 30 日

2、业绩预告情况：同向大幅上升

经公司财务部门初步测算，预计公司今年 1-6 月份累计净利润将比上年同期有大幅增长，增幅在 500%左右。

3、业绩预告未经过注册会计师预审计。

二、上年同期业绩

1、净利润：33, 150, 735 元

2、每股收益：0.07 元

三、业绩变动的原因说明

今年以来，在国家进一步搞好对钢铁工业发展的宏观调控中，公司切实转变增长方式，以品种质量求效益，加大了调整产品结构的力度，增加了高技术含量、高附加值的产品和新品种，提高了产品质量，降低了成本和消耗，实现了持续、稳定发展；与此同时，公司加大了清欠力度，全部收回了原大股东及关联方非经营性占用资金，其中的 9,170 万元非经营性占用资金已于以前年度全额计提了坏账准备，本次收回后导致增加本期利润 9,170 万元。

本公司提请广大投资者注意投资风险。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006 年 7 月 14 日

****

完

香港，二零零六年七月十四日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DAYE SPECIAL STEEL CO., LTD.
ANNOUNCEMENT OF EXPECTED PROFIT INCREASE FOR THE SIX MONTHS ENDED 30 JUNE 2006

Reference is made to the announcement issued today by the board of directors of Daye (a non-wholly owned subsidiary of CITIC Pacific Limited), which expected that there would be an increase of around 500% in its accumulated net profit for the six months ended 30 June 2006, compared to its accumulated net profit of about RMB33 million for the same period in 2005.

Investors should however note that an amount of about RMB91.7 million out of Daye's profit for the six months ended 30 June 2006 will not be recognized as current period profit of CITIC Pacific Group but a pre-acquisition adjustment.

Reference is made to the announcement issued today by the board of directors of 大冶特殊鋼股份有限公司 (Daye Special Steel Co., Ltd.) ("Daye"), which expected that there would be an increase of around 500% in its accumulated net profit for the six months ended 30 June 2006, compared to its accumulated net profit of about RMB33 million for the same period in 2005. Daye is a company incorporated in the People's Republic of China whose shares are listed on the Shenzhen Stock Exchange and is principally engaged in the business of special steel manufacturing. CITIC Pacific Limited ("the Company") has an approximately 56.63% attributable interest in Daye.

According to Daye's announcement, the board of directors of Daye considered that the expected increase in profits of Daye for the six months ended 30 June 2006 was attributable to Daye's raising of the product quality, increase in the production of high technology, high value-added and new products, lowering of the production costs and receipt of the entire sum of the non-operating fund due from its previous controlling shareholder and related parties, out of which an amount of approximately RMB91.7 million had been fully set aside as provision for bad debts in the past years. However, investors should note that such amount of approximately RMB91.7 million will not be recognized as current period profit of CITIC Pacific Group but a pre-acquisition adjustment.

Daye's announcement relating to its expected profit increase for the six months ended 30 June 2006 can be found on the Shenzhen Stock Exchange's website (http://www.szse.cn).

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 14 July 2006

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.